Exhibit 99.1

REE AUTOMOTIVE LTD.

Kibbutz Glil-Yam 4690500, Israel

Dear Shareholder,

You are cordially invited to attend the 2023 Annual General Meeting of Shareholders of REE Automotive Ltd. (the “2023 Annual General Meeting”) to be held on October 16, 2023, beginning at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel.

Our notice of the 2023 Annual General Meeting, as published on September 8, 2023, and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the 2023 Annual General Meeting. Only shareholders who held shares at the close of business on September 26, 2023, are entitled to notice of, and to vote at, the 2023 Annual General Meeting and any adjournments thereof.

Our board of directors unanimously recommends a vote “FOR” each matter set forth in the notice and Proxy Statement.

Whether or not you plan to attend the 2023 Annual General Meeting, it is important that your shares be represented and voted at the 2023 Annual General Meeting. Accordingly, after reading the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the 2023 Annual General Meeting.

Very truly yours,

Daniel Barel,
Co-Founder, Chief Executive Officer and Director

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 16, 2023

This Proxy Statement is being furnished to the holders of ordinary shares of REE Automotive Ltd. (“we,” “our”, “REE” or the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board of Directors”) for use at the 2023 Annual General Meeting of Shareholders (the “Annual Meeting”). Further information about the Annual Meeting is found below.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why am I receiving these proxy materials?

You have received these proxy materials because the Board of Directors is soliciting your proxy to vote at the Annual Meeting, or any adjournments or postponements of the Annual Meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply sign, date and mail the proxy card in the envelope provided or vote in accordance with the instructions on your proxy card, or vote by internet using the instructions on the enclosed proxy card.

How do I attend the Annual Meeting?

The Annual Meeting will be held on October 16, 2023, beginning at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel. We encourage you to vote your shares prior to the Annual Meeting.

Attendance at the Annual Meeting is limited to shareholders of record who held Class A Ordinary Shares or Class B Ordinary Shares of the Company (collectively, “ordinary shares”) at the close of business on September 26, 2023. Each shareholder may appoint only one proxy holder or representative to attend the Annual Meeting on their behalf.

If you attend the Annual Meeting, you will be asked to present valid, government-issued photo identification, such as a driver’s license. If you are a holder of record, the top half of your proxy card or your notice is your admission ticket. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you want to vote your shares held in street name in person, you must get a legal proxy in your name from the broker, bank or other nominee that holds your shares, and submit it with your vote.

Who can vote at the Annual Meeting?

Shareholders Entitled to Vote — Record Date

Shareholders of record who held ordinary shares at the close of business on September 26, 2023 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual Meeting but may not actually vote their shares in person at the Annual Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of September 19, 2023, there were 250,581,636 Class A Ordinary Shares and 83,417,110 Class B Ordinary Shares outstanding and entitled to vote at the Annual Meeting.

What am I voting on?

This Proxy Statement describes the proposals on which we would like you, as a shareholder, to vote at the Annual Meeting. This Proxy Statement provides you with information on the proposals, as well as other information about the Company, so that you can make an informed decision as to whether and how to vote your shares.

At the Annual Meeting, shareholders will vote on the following proposals:

Proposal One	To re-elect each of Mr. Carlton Rose, Ms. Michal Marom-Brikman, Ms. Alla Felder, Ms. Michal Drayman, Mr. Hicham Abdessamad, Mr. Ittamar Givton, Mr. Ahishay Sardes, and Mr. Daniel Barel to serve as directors of the Company, and to hold office until the close of business on the date of the annual general meeting of shareholders to be held in 2024 and until his or her respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.
Proposal Two

To approve a reverse share split of the Company’s Class A ordinary shares, without par value, and Class B ordinary shares, without par value, by a ratio in the range of one-for-twenty to one-for-thirty, to be determined by the Board of Directors, effective on a date to be determined by the Board of Directors.

Proposal Three	To approve certain amendments to the Company’s Amended and Restated Articles of Association, as described in this Proxy Statement.
Proposal Four	To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and its service until the annual general meeting of shareholders to be held in 2024, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.

In addition to considering and voting on the above proposals, members of the management team will be available at the Annual Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2022, and the interim consolidated financial statements (unaudited) as of and for the six months ended June 30, 2023.

What if another matter is properly brought before the Annual Meeting?

As of the date of this Proxy Statement, our Board of Directors is not aware of any other matters that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, it is the intention of the persons designated as proxies (identified on your proxy card) to vote on those matters in accordance with their best judgment.

Can I change my vote after submitting my proxy?

A shareholder may revoke a proxy submitted prior to the Annual Meeting in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Glil-Yam 4690500, Israel, Attention General Counsel or to its transfer agent, Continental Stock Transfer & Trust Company by mail to 1 State Street - SC-1, New York, NY 10004-1561, c/o Proxy Services, before midnight on the night prior to the time of the Annual Meeting (ii) by written notice of the revocation of the proxy delivered at the Annual Meeting to the chairman of the Annual Meeting or (iii) by attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy submitted in advance of the Annual Meeting. If your shares are held by your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee.

What is the quorum requirement for the Annual Meeting?

Pursuant to the Company’s Amended and Restated Articles of Association, the quorum required for the Annual Meeting consists of at least two (2) or more shareholders present, in person or by proxy, holding shares conferring in the aggregate at least twenty-five percent (25%) of the Company’s voting power. Notwithstanding the foregoing, a quorum for the Annual Meeting also requires the presence in person or by proxy of at least one (1) shareholder holding Class B Ordinary Shares if such shares are outstanding.

If a quorum is not present within half an hour from the scheduled start time for the Annual Meeting, the Annual Meeting will be adjourned to the following business day, at the same time and place (i.e., it will be adjourned to October 17, 2022, beginning at 12:00 p.m. Israel time (5:00 a.m. Eastern Time)), unless otherwise determined by the Chairperson of the Annual Meeting in accordance with the Amended and Restated Articles of Association, without any further notice of the adjourned meeting. At such adjourned meeting, the presence in person or by proxy of at least one shareholder holding Class A Ordinary Shares and at least one shareholder holding Class B Ordinary Shares (regardless of the number of Class A Ordinary Shares and Class B Ordinary Shares held by them) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received voting instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received voting instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. If you hold your shares in “street name” and do not provide your broker with voting instructions for the Annual Meeting, your broker will not be permitted to vote your shares on non-routine proposals, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares.

How many votes are needed to approve each proposal?

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy at the Annual Meeting is necessary for the approval of each proposal.

The Board of Directors unanimously recommends that shareholders vote “FOR” each of the proposals set forth in the Notice and the Proxy Statement.

Except for the purpose of determining a quorum, abstentions and broker non-votes are not treated as votes cast and are not counted in determining the outcome of any of the proposals.

On each matter submitted to the shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Annual Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Annual Meeting and/or the right to be counted as part of the quorum will be conferred exclusively upon the more senior among the joint owners attending the meeting in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

How Do I Vote?

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

By mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization; or

By Internet - If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Glil-Yam 4690500, Israel, Attention: General Counsel, or to its transfer agent, Continental Stock Transfer & Trust Company, by mail to 1 State Street - SC-1, New York, NY 10004-1561, c/o Proxy Services, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company or to its transfer agent no later than 8:00 a.m. Israel time (1:00 a.m. Eastern Time) on October 16, 2023.

If you sign and return your proxy card appointing the persons designated by the Board of Directors as your proxies without indicating how you want your shares to be voted, your shares will be voted “FOR” each of the proposals.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) for the proposals, your shares will be voted as you instruct. The persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board of Directors on any other matters that may properly come before the Annual Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Annual Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Can Shareholders Submit Position Statements?

Shareholders may express their position on the proposals to be voted on at the Annual Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements must be submitted to the Company at its registered offices at Kibbutz Glil-Yam 4690500, Israel, Attention: General Counsel, no later than October 6, 2023. Any Position Statement received will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov.

Can Shareholders Submit Proposals?

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), any shareholder or shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (the “Proposing Shareholder(s)”) may request that the Board of Directors include a matter on the agenda of a general meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a general meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a general meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Amended and Restated Articles of Association and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, to the Company’s offices at Kibbutz Glil-Yam 4690500, Israel c/o Corporate Secretary (or, in the absence thereof, c/o the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received by September 28, 2023.

In addition to any information required in accordance with applicable law, a Proposal Request must include the following (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a general meeting, all information related to such matter, the reason that such matter is proposed to be brought before such general meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at such general meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined in the Amended and Restated Articles of Association) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. Furthermore, the Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a general meeting, as the Board of Directors may reasonably require.

How can I find out the results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published following the Annual Meeting on a report on Form 6-K that we will file with the SEC after the Annual Meeting.

Who is paying for this proxy solicitation?

The Company will bear the costs of solicitation of proxies for the Annual Meeting, including the preparation, assembly, printing, mailing and distribution of the proxy materials. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. We may in our discretion retain a proxy solicitor firm to assist us in soliciting proxies for the Annual Meeting.

Where Can I Find the Proxy Materials?

Copies of the proxy card, the notice of the Annual Meeting and this Proxy Statement are available at https://www.cstproxy.com/reeauto/2023. Information about the Annual Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

What if I Need Help Voting My Shares?

Your vote is important. If you have questions about how to vote your shares, you may contact Investor Relations at investors@ree.auto.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the Company’s ordinary shares, as of September 19, 2023:

●	each person or entity who is known by us to be the beneficial owner of more than 5% of the Company’s outstanding ordinary shares;

●	each of our current executive officers and directors, individually; and

●	all of our executive officers and directors, as a group.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within sixty (60) days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable or will become exercisable within sixty (60) days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the ordinary shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of ordinary shares beneficially owned is computed on the basis of 250,581,636 Class A Ordinary Shares and 83,417,110 Class B Ordinary Shares outstanding as of September 19, 2023.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. To our knowledge, no ordinary shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Number of Class A Ordinary Shares Beneficially Owned	Percentage of Outstanding Class A Ordinary Shares	Number of Class B Ordinary Shares Beneficially Owned	Percentage of Outstanding Class B Ordinary Shares	Percentage of Total Voting Power
5% Holders:
The Phoenix Holdings Ltd.(1)	19,195,371	7.7%	—	—%	1.8%
Gil Agmon(2)	17,170,420	6.9%	—	—%	1.6%
Ziv Aviram(3)	16,574,420	6.6%	—	—%	1.5%
M&G Investment Management Limited (MAGAIM)(4)	15,487,262	6.2%	—	—%	1.4%
Clal Insurance(5)	13,758,023	5.5%	—	—%	1.3%
Ari Raved	11,623,729	4.6%	—	—%	1.1%
Executive Officers and Directors
Daniel Barel(6)	41,733,616	14.3%	41,708,555	50.0%	42.3%
Ahishay Sardes(7)	41,708,615	14.3%	41,708,555	50.0%	42.3%
Tali Miller(8)	1,422,214	*	—	—	*
Keren Shemesh(9)	1,253,538	*	—	—	*
Limor Raz(10)	769,980	*	—	—	*
Josh Tech(11)	33,138	*	—	—	*
Avital Futterman(12)	41,669	*	—	—	*
Yaron Zaltman(13)	—	*	—	—	*
Arik Shteinberg(14)	9,476,315	3.7%	—	—	*
Michal Marom-Brikman(15)	325,821	*	—	—	*
Alla Felder(16)	—	—	—	—	—
Michal Drayman(17)	—	—	—	—	—
Ittamar Givton(18)	—	—	—	—	—
Hicham Abdessamad(19)	—	—	—	—	—
Carlton Rose(20)	—	—	—	—	—
All Executive Officers and Directors as a Group	96,764,906	28.4%	83,417,110	100.0%	85.8%

*	Less than 1%.

(1)	Based on a Schedule 13G filed on February 14, 2023. According to the Schedule 13G, the securities reported are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Phoenix Subsidiaries”). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

(2)	Based on the Company’s Shell Company Report on Form 20-F for the period ended July 22, 2021 filed on July 28, 2021.

(3)	Based on the Company’s Shell Company Report on Form 20-F for the period ended July 22, 2021 filed on July 28, 2021.

(4)	Based on a Schedule 13G filed on January 20, 2023. According to the Schedule 13G, the Ordinary Shares are legally owned by MAGIMs investment advisory clients, and none are directly owned by MAGIM.

(5)	Based on a Schedule 13G filed on October 31, 2022. According to the Schedule 13G, the Ordinary Shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd.,or Clal. Includes Clal Insurance Company Ltd. (for Profit Participating Policies) and Clal Pension and Provident Funds Ltd, a wholly-owned subsidiary of Clal Insurance Company Ltd, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. In addition, Clal Insurance Company Ltd. holds shares for its Nostro, which makes independent voting and investment decisions. The address of Clal is 36 Raul Wallenberg Rd., Tel Aviv, Israel.

(6)	Reflects 25,000 Class A Ordinary Shares and 41,708,616 Class A Ordinary Shares underlying options that are exercisable within 60 days of September 19, 2023, with a weighted average exercise price of $0.08 and which expire between January 6, 2027 and July 22, 2031.

(7)	Reflects 41,708,615 Class A Ordinary Shares underlying options that are exercisable within 60 days of September 19, 2023, with a weighted average exercise price of $0.08 and which expire between January 6, 2027 and July 22, 2031.

(8)	Reflects 80,321 Class A Ordinary Shares and 1,341,893 Class A Ordinary Shares underlying options that are exercisable within 60 days of September 19, 2023, with a weighted average exercise price of $0.23 and which expire between May 14, 2028 and January 23, 2030. Does not include 360,643 restricted stock units that vest more than 60 days from September 19, 2023.

(9)	Reflects 58,635 Class A Ordinary Shares and 1,194,903 Class A Ordinary Shares underlying options that are exercisable within 60 days of September 19, 2023, with a weighted average exercise price of $0.29 and which expire between January 23, 2030 and July 9, 2031. Does not include 467,269 restricted stock units that vest more than 60 days from September 19, 2023, and options to purchase 86,779 ordinary shares exercisable at $0 per share, expiring on July 9, 2031, that vest more than 60 days from September 19, 2023.

(10)	Reflects 35,341 Class A Ordinary Shares and 734,639 Class A Ordinary Shares underlying options that are exercisable within 60 days of September 19, 2023, with a weighted average exercise price of $0.31 and which expire between March 25, 2029 and July 9, 2031. Does not include 420,683 restricted stock units that vest more than 60 days from September 19, 2023, and options to purchase 46,728 ordinary shares exercisable at $0 per share, expiring on July 9, 2031, that vest more than 60 days from September 19, 2023.

(11)	Reflects 33,138 Class A Ordinary Shares. Does not include 558,331 restricted stock units that vest more than 60 days from September 19, 2023.

(12)	Reflects 41,669 Class A Ordinary Shares. Does not include 408,331 restricted stock units that vest more than 60 days from September 19, 2023.

(13)	Does not include 4,000,000 restricted stock units that vest more than 60 days from September 19, 2023.

(14)	Reflects 6,806,145 Class A Ordinary Shares and 2,670,170 Class A Ordinary Shares underlying options that are exercisable within 60 days of September 19, 2023, with a weighted average exercise price of $2.68 and which expire on May 26, 2030.

(15)	Reflects 325,821 Class A Ordinary Shares. Does not include 20,325 restricted stock units that vest more than 60 days from September 19, 2023.

(16)	Does not include 574,136 restricted stock units that vest more than 60 days from September 19, 2023.

(17)	Does not include 574,136 restricted stock units that vest more than 60 days from September 19, 2023.

(18)	Does not include 540,442 restricted stock units that vest more than 60 days from September 19, 2023.

(19)	Does not include 540,442 restricted stock units that vest more than 60 days from September 19, 2023.

(20)	Does not include 374,041 restricted stock units that vest more than 60 days from September 19, 2023.

Voting Power

Neither our major shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares, except that each Class A Ordinary Share is entitled to one (1) vote per share and each Class B Ordinary Share is entitled to ten (10) votes per share.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our four most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2022, please see Item 6B. of our annual report on Form 20-F filed with the SEC on March 28, 2023, and accessible through the Company’s website at https://ree.auto or through the SEC’s website www.sec.gov.

PROPOSAL ONE

RE-ELECTION OF BOARD OF DIRECTORS

Background

Under our Amended and Restated Articles of Association, the number of the Company’s directors is fixed at not less than three (3) and no more than eleven (11). The minimum and maximum number of directors may be changed only by a resolution adopted at a general meeting of shareholders, by (i) so long as Class B Ordinary Shares remain outstanding, a majority of the total voting power of the shareholders and (ii) if no Class B Ordinary Shares remain outstanding, a supermajority of at least sixty-five percent (65%) of the total voting power of the shareholders.

The Board of Directors is presently composed of nine (9) members. Mr. Arik Shteinberg, our current Chairman of the Board of Directors, will not stand for re-election at the Annual Meeting. The Board of Directors has appointed Mr. Carlton Rose to serve as Chairman of the Board of Directors, effective upon his re-election to the Board of Directors as approved by the Company’s shareholders pursuant to this Proposal No. 1.

In accordance with the Companies Law, each director nominee has certified to the Company that he or she satisfies all of the requirements of the Companies Law to serve as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company. Such certifications will be available for inspection at the Annual Meeting.

The following is a brief biography of each director nominee.

Name	Age	Position
Carlton Rose	61	Director
Michal Marom-Brikman	53	Director
Alla Felder	50	Director
Michal Drayman	51	Director
Hicham Abdessamad	49	Director
Ittamar Givton	71	Director
Ahishay Sardes	42	Co-Founder, Chief Technology Officer and Director
Daniel Barel	44	Co-Founder, Chief Executive Officer and Director

Carlton Rose has served on the Board of Directors since June 2023. Mr. Rose was employed by United Parcel Service starting in 1980, first as a package handler and, during his 43-year tenure, having earned numerous promotions as a result of his technical skills, business skills and team leadership culminating in his most recent position as its President, Global Fleet Maintenance & Engineering until his retirement in March, 2023. Mr. Rose serves on the board of directors of Lincoln Educational Services Corporation (Nasdaq: LINC) since August 2020. A native of Marion, Indiana, Mr. Rose is an automotive engineering graduate of the Indianapolis campus of Lincoln Technical Institute, now Lincoln College of Technology.

Michal Marom-Brikman has served on the Board of Directors 2021. She specializes in financial and business structures, business deals and corporate governance. Ms. Marom-Brikman has significant experience on public company boards; she is on the board of Partner Communications Co. (Nasdaq: PTNR) and is a board member of the Ichilov Medical Center & Hospital and a member of its investment committee. Ms. Marom-Brikman also served as Co-Founder and CFO of Linkury Technology International Group and as a professional assistant to the president of the CPA Institute in Israel and was chairman of the audit committee of the Halman Aldubi Investment House. Ms. Marom-Brikman serves as a director in the following firms: Union Bank, Spectronix, Naaman Vardinon, Biomedix Incubator, ADO Group, Arko Holdings, Algomizer and Dan Transportation. Ms. Marom-Brikman holds an MA in Finance from the Baruch College of Management, NYU and a BA from the College of Management Academic Studies in Israel.

Alla Felder has served on the Board of Directors since April 2023. Ms. Felder currently serves as CFO of Weebit Nano Ltd., a high-tech company traded on the Australian stock exchange (ASX), a position she has held since 2016, and in addition provides business and financial advisory services. Ms. Felder serves on the boards, including the audit and compensation committees, of several publicly listed companies across several industries, including Enlight Renewable Energy Ltd (Nasdaq: ENLT), Redhill BioPharma Ltd. (Nasdaq: RDHL), Ashtrom Properties Ltd., Israel Shipyards Ltd, Biolight Ltd., Photomyne Ltd. and IdoMoo Ltd. Ms. Felder was a Senior Manager at PricewaterhouseCoopers and received a degree in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York. Ms. Felder is a Certified Public Accountant in Israel.

Michal Drayman has served on the Board of Directors since April 2023. Mr. Drayman is currently a venture partner in JVP Foodtech Impact Fund L.P., the Foodtech and Agtech investment arm of the Jerusalem Venture Partners VC, an Israeli venture capital fund, having served in such position since 2021 and previously as a Partner of JVP from 2014. In addition, Ms. Drayman serves as a director and member of the audit committee of Perion Network Ltd. (Nasdaq: PERI) and serves on the boards of several privately held companies including Innovopro Ltd., Kinoko Tech Ltd., Agrint Ltd., Greeneye – Centure application Ltd. BioBetter Ltd , aVISI Ltd and MetzerPlast. From 2005 to 2014, Ms. Drayman served as a CFO and VP business development at the European High Tech Capital, a privately held investment firm which is focused on healthcare investments. Prior to that from 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc. From 1994 to 2001, Ms. Drayman served in different financial positions in Lumenis Ltd. (previously, Nasdaq:LMNS). Ms. Drayman holds a BA in Economics and Accounting from Haifa University and an MBA from The College of Management, Rishon Letzion, Israel, Biomedical Management Track.

Hicham Abdessamad has served on the Board of Directors since March 2023. Mr. Abdessamad is the Chairman & CEO of Hitachi America, Ltd, overseeing the growth objectives of Hitachi’s North America business across key sectors such as Digital, Green & Mobility, and Innovation. Hitachi in North America has a portfolio of 72 companies and 19 R&D facilities operating in 37 states, with over 24,700 employees. Mr. Abdessamad also serves as an advisor on the investment advisory committee (IAC) appointed by the United States Secretary of Commerce, Gina Raimondo. Mr. Abdessamad has held multiple executive roles within Hitachi, including CEO of Hitachi Global Digital Holdings, President and CEO of Hitachi Consulting. Mr. Abdessamad holds a Bachelor of Science degree in Computer Engineering from Suffolk University, Massachusetts, and has completed the Executive Development Program at the Tuck School of Business at Dartmouth College in New Hampshire, and the Executive Leadership Program at the International Institute of Management Development (IMD) in Lausanne, Switzerland.

Ittamar Givton has served on the Board of Directors since March 2023. Mr. Givton served on the boards of several government entities and public companies in Israel, across the energy, banking, chemical, and communication sectors as well as on the board of the Israeli Stock Exchange. In addition, Mr. Givton served for many years as Managing Director of Automotive Equipment Group in Israel (importer of Suzuki, Man and Bridgestone, among others) and is now serving as Chairman of the Group’s Advisory Committee. Prior to his work in AEG, Mr. Givton held a senior position in the Budget Department of the Israeli Ministry of Finance and later served as VP for Business Development in the Dankner Group. Mr. Givton holds a BA in Economics from Tel Aviv University and an LL.B from the Hebrew University in Jerusalem.

Ahishay Sardes has been the Chief Technology Officer of the Company since 2013 and has served as a member of the Board of Directors since 2021. Mr. Sardes has over 15 years of experience in engineering including mechanics, electronics, software and research. From 2008 to 2013, he served as Head of Engineering at ZIV-AV Technologies, an Israeli engineering company. Mr. Sardes holds a Bachelor of Science in Mechanical Engineering from the Afeka Tel Aviv Academic College of Engineering.

Daniel Barel has been the Chief Executive Officer of the Company and a member of the Board of Directors since 2013. Mr. Barel is an entrepreneur and businessperson who founded several startups in the fields of medical devices, cyber security and software applications. He serves as chairman of SpecterX, an Israeli data management company he co-founded in 20171. He also served as Chairman of WOOOF, a social networking platform that he founded in 2012 as well as the CEO and Chairman of CAUTES International, a boutique business consulting firm in Hong Kong that he founded in 2007. Mr. Barel holds a Bachelor of Arts in Economics and Business Administration from the Hebrew University.

Director Independence

Nasdaq Marketplace Rule 5605(b)(1) requires that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the listed company). Our Board of Directors has determined that each of the following nominees for election as a director at the Annual Meeting is independent as defined under the Nasdaq corporate governance rules: Michal Marom-Brikman, Alla Felder, Michal Drayman and Ittamar Givton.

The Company’s Board of Directors currently consists of nine directors, eight of whom are standing for reelection at the Annual Meeting. Assuming all such director nominees are re-elected, the Company will have eight directors following the Annual Meeting, four of whom are independent. As a result, the Board of Directors may not be comprised of a majority of independent directors. If the Company no longer complies with Nasdaq Marketplace Rule 5605(b)(1), the Company intends to regain compliance with Nasdaq rules as soon as practicable following the Annual Meeting, and in any event prior to the expiration of any cure period permitted under such rules.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies that do not have a “controlling shareholder” and with shares traded on certain U.S. stock exchanges including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the Board of Directors. In accordance with these regulations, REE has elected to “opt out” from the Companies Law requirement to appoint external directors.

[1]	REE is also a customer of SpecterX. See “Item 7.B. Related Party Transactions” of our Annual Report on Form 20-F for the year ended December 31, 2022 for additional information.

Audit Committee

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Michal Marom-Brikman, Alla Felder, Michal Drayman, and Ittamar Givton. Michal Marom-Brikman serves as the chairperson of the audit committee. Each of the members of our audit committee meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our Board of Directors has determined that Ms. Marom-Brikman is an audit committee financial expert as defined by the SEC rules.

Our Board of Directors has determined that each member of our audit committee is independent, as such term is defined in Rule 10A3(b)(1) under the Exchange Act, which is different from and more stringent than the general test for independence of board and committee members.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. We have elected to “opt out” from additional Companies Law requirements relating to the size and composition of the audit committee.

Compensation Committee

Under Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Michal Marom-Brikman, Alla Felder, Michal Drayman, and Ittamar Givton. Michal Marom-Brikman serves as the chairperson of the compensation committee. Our Board of Directors has determined that each member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. We have elected to “opt out” from additional Companies Law requirements relating to the size and composition of the compensation committee.

Diversity of the Board of Directors

Board Diversity Matrix

(As of September 1, 2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	6	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Proposed Resolution

We are proposing to adopt the following resolution:

“RESOLVED, to re-elect each of Mr. Carlton Rose, Mrs. Michal Marom-Brikman, Ms. Alla Fedler, Ms. Michal Drayman, Mr. Hicham Abdessamad, Mr. Ittamar Givton, Mr. Ahishay Sardes, and Mr. Daniel Barel to serve as a director of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2024 and until his or her respective successor is duly elected and qualified, or until such individual’s earlier resignation or retirement.”

BOARD RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION

PROPOSAL TWO

APPROVE A REVERSE SHARE SPLIT OF THE COMPANY’S CLASS A ORDINARY SHARES, WITHOUT PAR VALUE, AND CLASS B ORDINARY SHARES, WITHOUT PAR VALUE, BY A RATIO IN THE RANGE OF ONE-FOR-TWENTY AND ONE-FOR-THIRTY, TO BE DETERMINED BY THE BOARD OF DIRECTORS, EFFECTIVE ON A DATE TO BE DETERMINED BY THE BOARD OF DIRECTORS.

Summary

Our Board of Directors has unanimously approved a proposal to amend the Amended and Restated Articles of Association to effect a reverse share split of all of our outstanding ordinary shares by a ratio in the range of one-for-twenty to one-for-thirty, to be determined in the Board of Director’s sole discretion (the “Reverse Share Split”). The proposal provides that if the Reverse Share Split is approved by shareholders, the Board of Directors will implement the Reverse Share Split, as soon as practicable or as otherwise required after such approval, with an effective date to be determined by the Board of Directors, for the purposes of maintaining the listing of our ordinary shares on the Nasdaq Capital Market.

On November 10, 2022, we announced that we received a notification from the Nasdaq Stock Market LLC (“Nasdaq”) that we are not in compliance with the minimum bid price requirement for continued listing, as set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and that we had 180 calendar days, until May 8, 2023 (the “Initial Period”), to regain compliance with the Minimum Bid Price Requirement. We did not regain compliance with the minimum $1 bid price per share requirement during the Initial Period. On May 9, 2023 we received a letter from Nasdaq notifying us that we are eligible for an additional 180-day compliance period to cure the deficiency, until November 6, 2023 (the “Extension Period”). We will regain compliance with the Minimum Bid Price Requirement if, by the end of the Extension Period, the closing bid price of our Class A ordinary shares is at least $1.00 for a minimum of ten consecutive business days. If we cannot demonstrate such compliance by the end of the Extension Period, the Nasdaq staff may notify us that our ordinary shares are subject to delisting. The proposed Reverse Share Split is intended to adjust our Class A ordinary shares’ bid price upward in the event that our Class A ordinary shares’ bid price does not demonstrate compliance by itself during the abovementioned timeframe. If the Reverse Share Split is authorized by our shareholders, our Board will have the discretion to implement the reverse share split at a ratio within the range that was approved by the shareholders or effect no reverse share split at all.

The exact ratio of the Reverse Share Split shall be set at a whole number within the above range as determined by our Board of Directors in its sole discretion. Our Board of Directors believes that the availability of alternative Reverse Share Split ratios in the range of one-for-twenty and one-for-thirty will provide it with the flexibility to implement the Reverse Share Split in a manner designed to maximize the anticipated benefits for the Company and its shareholders. In determining whether to implement the Reverse Share Split following the receipt of shareholder approval, our Board of Directors may consider, among other things, factors such as:

●	the historical trading price and trading volume of our ordinary shares;

●	the then prevailing trading price and trading volume of our Class A ordinary shares and the anticipated impact of the Reverse Share Split on the trading market for our Class A ordinary shares;

●	our ability to have our Class A ordinary shares remain listed on the Nasdaq Capital Market;

●	the anticipated impact of the Reverse Share Split on our ability to raise additional financing; and

●	prevailing general market and economic conditions.

The Reverse Share Split will become effective on a future date to be determined by the Board of Directors. Except for adjustments that may result from the treatment of fractional shares as described below, each holder of our ordinary shares will hold the same percentage of our outstanding ordinary shares immediately following the Reverse Share Split as such shareholder holds immediately prior to the Reverse Share Split.

The form of amendment to the Amended and Restated Articles of Association reflecting the Reverse Share Split is set forth in Appendix A to this Proxy Statement, assuming a ratio of one-to-twenty five reverse share split ratio, which is the middle of the proposed range. The text of the form of amendment accompanying this Proxy Statement, which is marked to show proposed changes from Article 5 of the current Amended and Restated Articles of Association, is subject to further amendment to reflect the exact ratio for the Reverse Share Split and any changes that the Board of Directors may determine to be necessary or advisable ultimately to comply with applicable law and to effect the Reverse Share Split.

Our Board of Directors believes that approval of the amendment to the Amended and Restated Articles of Association to effect the Reverse Share Split is in the best interests of the Company and our shareholders and has unanimously recommended that the proposed amendment be presented to our shareholders for approval.

Purposes of the Reverse Share Split

The primary purpose for the Reverse Share Split is based on the Board of Directors belief that the Reverse Share Split will be necessary to maintain the listing of our Class A ordinary shares on the Nasdaq Capital Market. The Board of Directors believes that the Reverse Share Split could also improve the marketability and liquidity of the ordinary shares. Even if our Class A ordinary shares organically increases in price to comply with the Minimum Bid Price Requirement, the Company has committed to Nasdaq to effect a reverse split to help ensure long-standing compliance with this Nasdaq rule.

 Risks of the Reverse Share Split

We cannot assure you that the proposed Reverse Share Split will increase our share price and have the desired effect of restoring and maintaining compliance with the Minimum Bid Price Requirement. The Board of Directors expects that the Reverse Share Split of our Class A ordinary shares will increase the market price of our Class A ordinary shares so that we are able to regain and help maintain compliance with the Minimum Bid Price Requirement. However, the effect of the Reverse Share Split upon the market price of our Class A ordinary shares cannot be predicted with any certainty, and the history of similar Reverse Share Splits for companies in like circumstances is varied.

It is possible that the per share price of our Class A ordinary shares after the Reverse Share Split will not rise in proportion to the reduction in the number of ordinary shares outstanding resulting from the Reverse Share Split, and the market price per post-Reverse Share Split share may not exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time, and the Reverse Share Split may not result in a per share price that would attract brokers and investors who do not trade in lower priced stocks. Even if we effect the Reverse Share Split, the market price of our ordinary shares may decrease due to factors unrelated to the Reverse Share Split. In any case, the market price of our Class A ordinary shares may also be based on other factors which may be unrelated to the number of shares outstanding, including our future performance. If the Reverse Share Split is consummated and the trading price of our Class A ordinary shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Reverse Share Split. Even if the market price per post-Reverse Share Split Class A ordinary share remains in excess of $1.00 per share, we may be delisted due to a failure to meet other continued listing requirements, including Nasdaq requirements related to the minimum stockholders’ equity, the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of round lot holders.

The Reverse Share Split may decrease the liquidity of our ordinary shares. The liquidity of our Class A ordinary shares may be harmed by the Reverse Share Split given the reduced number of Class A ordinary shares that would be outstanding after the Reverse Share Split, particularly if the share price does not increase as a result of the Reverse Share Split. In addition, investors might consider the increased proportion of unissued authorized Class A ordinary shares to issued shares to have an anti-takeover effect under certain circumstances, because the proportion allows for dilutive issuances which could prevent certain shareholders from changing the composition of the Board of Directors or render tender offers for a combination with another entity more difficult to successfully complete. The Board of Directors does not intend for the Reverse Share Split to have any anti-takeover effects.

Principal Effects of the Reverse Share Split

Ordinary Shares. If this proposal is approved by the shareholders at the Annual Meeting and the Reverse Share Split is implemented, subject to the conditions set out in this Proposal No. 2, the Reverse Share Split will automatically come into effect on such date that the board will determine (the “Effective Date”). The Company plans to publicly announce the Effective Date. Except for adjustments that may result from the treatment of fractional shares as described below, each issued ordinary share immediately prior to the Effective Date will automatically be changed, as of the Effective Date, into a fraction of an ordinary share based on the exchange ratio within the approved range determined by the Board of Directors. In addition, proportional adjustments will be made to the maximum number of ordinary shares issuable under, and other terms of, (i) our equity incentive plans, and (ii) the number of ordinary shares issuable under our outstanding RSUs and the number of ordinary shares issuable under, and the exercise price of, our outstanding options.

Except for adjustments that may result from the treatment of fractional ordinary shares as described below, because the Reverse Share Split would apply to all issued ordinary shares, the Reverse Share Split would not alter the relative rights and preferences of our existing shareholders nor affect any shareholder’s proportionate equity interest in the Company. For example, a holder of two percent (2%) of the voting power of the outstanding Class A ordinary shares, immediately prior to the effectiveness of the Reverse Share Split will generally continue to hold two percent (2%) of the voting power of the outstanding Class A ordinary shares, immediately after the Reverse Share Split. Moreover, the number of shareholders of record of the Company’s ordinary shares will not be affected by the Reverse Share Split.

Effect on Employee Plans, Options, Restricted Stock Awards and Convertible or Exchangeable Securities. Pursuant to the terms of the 2021 Employee Stock Purchase Plan and the 2021 Share Incentive Plan (together, the “Plans”), the Board of Directors or a committee thereof, as applicable, will adjust the number of ordinary shares available for future grant under the Plans, the number of ordinary shares underlying outstanding awards, the exercise price per share of outstanding options, and other terms of outstanding awards issued pursuant to the Plans to equitably reflect the effects of the Reverse Share Split based upon the Reverse Share Split ratio determined by the Board of Directors. Proportionate adjustments are also generally required to be made to the per share exercise or conversion prices, as applicable, and the number of ordinary shares issuable upon the exercise or conversion, as applicable, of outstanding options, and/or any other convertible or exchangeable securities that may entitle the holders thereof to purchase, exchange for, or convert into, ordinary shares. This would result in approximately the same aggregate price being required to be paid under such options and other then outstanding convertible or exchangeable securities upon exercise or conversion, as applicable, and approximately the same value of ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Reverse Share Split as was the case immediately preceding the Reverse Share Split. The number of ordinary shares subject to restricted stock awards and restricted stock units will be similarly adjusted, subject to our treatment of fractional ordinary shares. The number of Class A ordinary shares reserved for issuance pursuant to these securities and our Plans will be adjusted proportionately based upon the Reverse Share Split ratio determined by the Board of Directors, subject to our treatment of fractional ordinary shares.

Listing. Our Class A ordinary shares currently trade on the Nasdaq Capital Market. The Reverse Share Split will directly affect the listing of our Class A ordinary shares on the Nasdaq Capital Market, and we believe that the Reverse Share Split could potentially increase our share price, facilitating compliance with the Minimum Bid Price Requirement. Following the Reverse Share Split, we intend for our Class A ordinary shares to continue to be listed on the Nasdaq Capital Market under the symbol “REE”, subject to our ability to continue to comply with Nasdaq rules, although our Class A ordinary shares would have a new committee on uniform securities identification procedures (“CUSIP”) number, a number used to identify our ordinary shares.

“Public Company” Status. Our Class A ordinary shares are currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we are subject to the “public company” periodic reporting and other requirements of the Exchange Act. The proposed Reverse Share Split will not affect our status as a public company or this registration under the Exchange Act. The Reverse Share Split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

Odd Lot Transactions. It is likely that some of our shareholders will own “odd-lots” of less than 100 Class A ordinary shares following the Reverse Share Split. A purchase or sale of less than 100 ordinary shares (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers, and generally may be more difficult than a “round lot” sale. Therefore, those shareholders who own less than 100 Class A ordinary shares following the Reverse Share Split may be required to pay somewhat higher transaction costs and may experience some difficulties or delays should they then determine to sell their ordinary shares.

Authorized but Unissued Shares. Potential Anti-Takeover Effects. Our Amended and Restated Articles of Association presently authorizes 1,000,000,000 Class A ordinary shares and 83,417,110 Class B ordinary shares. The Reverse Share Split would decrease the number of authorized ordinary shares, as well as the number of issued and outstanding ordinary shares proportionally.

Fractional Shares

We will not issue fractional certificates for post-Reverse Share Split ordinary shares in connection with the Reverse Share Split. To the extent any holders of pre-Reverse Share Split ordinary shares are entitled to fractional ordinary shares as a result of the Reverse Share Split, the Company will round each fractional ordinary share to the closest whole number and issue an additional share to all holders of fractional ordinary shares of 0.5 ordinary shares or larger.

No Dissenters’ Rights

Under Israel law, our shareholders would not be entitled to dissenters’ rights or rights of appraisal in connection with the implementation of the Reverse Share Split, and we will not independently provide our shareholders with any such rights.

Certain Material United States Federal Income Tax Consequences

The following is a summary of certain material United States federal income tax consequences of the Reverse Share Split. It does not address any state, local or foreign income or other tax consequences, which, depending upon the jurisdiction and the status of the stockholder/taxpayer, may vary from the United States federal income tax consequences. It applies to you only if you held pre-Reverse Share Split ordinary shares as capital assets for United States federal income tax purposes. This discussion does not apply to you if you are a member of a class of our shareholders subject to special rules, such as (a) a dealer in securities or currencies, (b) a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, (c) a bank, insurance company, or other financial institutions, (d) a regulated investment company, (e) a tax-exempt organization, (f) a tax-qualified retirement plan, (g) a person that owns ordinary shares that are a hedge, or that are hedged, against interest rate risks, (h) a person who owns ordinary shares as part of a straddle or conversion transaction for tax purposes, (i) a person whose functional currency for tax purposes is not the U.S. dollar, (j) a person deemed to sell our ordinary shares under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), (k) a person that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, (l) a person that owns, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value, or (m) certain former citizens or long-term residents of the United States. The discussion is based on the Internal Revenue Code, its legislative history, existing, temporary and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as of the date hereof. These laws, regulations and other guidance are subject to change, possibly on a retroactive basis. We have not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service (“IRS”) regarding the United States federal income tax consequences of the Reverse Share Split. Our view regarding the tax consequences of the Reverse Share Split is not binding on the IRS or the courts.  Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Share Split.

Tax Consequences to United States Holders of Ordinary Shares. A United States holder, as used herein, is a shareholder who or that is, for United States federal income tax purposes: (a) a citizen or individual resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust, if (i) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. This discussion applies only to United States holders.

Except for adjustments that may result from the treatment of fractional ordinary shares as described above and subject to the discussion regarding passive foreign investment company (“PFIC”) status below, no gain or loss should be recognized by a shareholder upon such shareholder’s exchange of pre-Reverse Share Split ordinary shares for post-Reverse Share Split ordinary shares pursuant to the Reverse Share Split, and the aggregate adjusted basis of the post-Reverse Share Split ordinary shares received should be the same as the aggregate adjusted basis of our ordinary shares exchanged for such new shares. The holding period for the post-Reverse Share Split ordinary shares should include the period during which the shareholder held the pre-Reverse Share Split ordinary shares surrendered. United States holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Share Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Share Split.

Based on the current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, there is a substantial risk that the Company was a PFIC for U.S. federal income tax purposes for 2022, and the Company may be a PFIC for U.S. federal income tax purposes for current or future taxable years. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether the Company will be characterized as a PFIC for the 2023 taxable year until after the close of the year. If we are treated as a PFIC with respect to a United States holder for the 2023 taxable year and Section 1291(f) applies to the United States holder’s exchange of pre-Reverse Share Split ordinary shares for post-Reverse Share Split ordinary shares pursuant to the Reverse Share Split, the United States holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. United States holders are urged to consult their own tax advisors regarding the application of the PFIC rules to the Reverse Share Split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences of the Reverse Share Split is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), and the policy of the Israel Tax Authority (the “ITA”) as currently in effect and is for general information only. The Ordinance and ITA policy are subject to change retroactively as well as prospectively. This summary does not purport to be a complete discussion of all the possible Israeli income tax consequences and is included for general information only. Further, it does not address the tax treatment of any fractional shares that may result from the Reverse Share Split. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them of the Reverse Share Split.

Generally, a reverse share split could be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder prior to the Reverse Share Split, with the consideration being the new ordinary shares received in the Reverse Share Split. Such sale (or deemed sale) of ordinary shares will generally be viewed as a capital gain taxable event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided under Israeli tax law or under an applicable tax treaty for the prevention of double taxation that exists between the State of Israel and the country of residence of the shareholder.

However, Income Tax Ruling 15/07 issued by the ITA provides that if certain requirements are met, a reverse share split would not be viewed as a capital gain taxable event and the aggregate tax basis of the new shares received (or deemed received) in the Reverse Share Split will be the same as the shareholder’s aggregate tax basis in the pre-Reverse Share Split ordinary shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the new shares will include the period during which the shareholder held the pre-Reverse Share Split ordinary shares surrendered (or deemed surrendered) in the Reverse Share Split. The requirements of the foregoing ruling are as follows: the Reverse Share Split shall apply the same conversion ratio for all Company shares and all of the Company’s shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the Reverse Share Split; the Reverse Share Split shall not include any consideration, compensation or other economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; the economic value of all of the issued shares shall not be affected by the Reverse Share Split; and the Reverse Share Split will not affect any change other than the number of issued shares. We believe that the Reverse Share Split meets the requirements of the foregoing ruling and accordingly, that the Reverse Share Split would not be viewed as a capital gain taxable event and the aggregate tax basis of the new shares received (or deemed received) in the Reverse Share Split should be the same as the shareholder’s aggregate tax basis in the pre-Reverse Share Split ordinary shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the new shares should include the period during which the shareholder held the pre-Reverse Share Split ordinary shares surrendered (or deemed surrendered) in the Reverse Share Split. Our view regarding the tax consequences of the Reverse Share Split is not binding, however, on the ITA or courts. Accordingly, each shareholder should consult with his, her or its own tax advisor with respect to all the potential Israeli tax consequences to such shareholder of the Reverse Share Split.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, PLEASE CONSULT YOUR OWN TAX ADVISOR CONCERNING THE CONSEQUENCES OF THE REVERSE SHARE SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE, THE ORDINANCE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

Accounting Consequences

Following the Effective Date of the Reverse Share Split, if any, the net income or loss and net book value per ordinary share will be increased because there will be fewer shares of ordinary shares outstanding. We do not anticipate that any other accounting consequences would arise as a result of the Reverse Share Split.

Exchange of Share Certificates

As of the Effective Date, each certificate representing ordinary shares outstanding before the Reverse Share Split will be deemed, for all corporate purposes, to evidence ownership of the reduced number of ordinary shares resulting from the Reverse Share Split. All ordinary shares underlying options and other securities exchangeable or exercisable for or convertible into ordinary shares also automatically will be adjusted on the Effective Date.

Our transfer agent, Continental Stock Transfer & Trust Company, will act as the exchange agent for purposes of exchanging share certificates subsequent to the Reverse Share Split. Shortly after the Effective Date, shareholders of record will receive written instructions requesting them to complete and return a letter of transmittal and surrender their old share certificates for new share certificates reflecting the adjusted number of shares as a result of the Reverse Share Split. Certificates representing ordinary shares issued in connection with the Reverse Share Split will continue to bear the same restrictive legends, if any, that were borne by the surrendered certificates representing the ordinary shares outstanding prior to the Reverse Share Split. No new certificates will be issued until such shareholder has surrendered any outstanding certificates, together with the properly completed and executed letter of transmittal, to the exchange agent. Until surrendered, each certificate representing ordinary shares outstanding before the Reverse Share Split would continue to be valid and would represent the adjusted number of ordinary shares, based on the ratio of the Reverse Share Split.

Any shareholder whose share certificates are lost, destroyed or stolen will be entitled to a new certificate or certificates representing post-Reverse Share Split ordinary shares upon compliance with the requirements that we and our transfer agent customarily apply in connection with lost, destroyed or stolen certificates. Instructions as to lost, destroyed or stolen certificates will be included in the letter of instructions from the exchange agent.

Upon the Reverse Share Split, we intend to treat shareholders holding our Class A ordinary shares in “street name,” through a bank, broker or other nominee, in the same manner as registered shareholder whose ordinary shares are registered in their names. Banks, brokers and other nominees will be instructed to effect the Reverse Share Split for their beneficial holders holding our Class A ordinary shares in “street name”. However, such banks, brokers and other nominees may have different procedures than registered shareholders for processing the Reverse Share Split. If you hold your shares in “street name” with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your bank, broker or nominee.

YOU SHOULD NOT DESTROY YOUR SHARE CERTIFICATES AND YOU SHOULD NOT SEND THEM NOW. YOU SHOULD SEND YOUR SHARE CERTIFICATES ONLY AFTER YOU HAVE RECEIVED INSTRUCTIONS FROM THE EXCHANGE AGENT AND IN ACCORDANCE WITH THOSE INSTRUCTIONS.

If any certificates for Class A ordinary shares are to be issued in a name other than that in which the certificates for ordinary shares surrendered are registered, the shareholder requesting the reissuance will be required to pay to us any transfer taxes or establish to our satisfaction that such taxes have been paid or are not payable and, in addition, (a) the transfer must comply with all applicable federal and state securities laws, and (b) the surrendered certificate must be properly endorsed and otherwise be in proper form for transfer.

Book-Entry

The Company’s registered shareholders may hold some or all of their ordinary shares electronically in book-entry form with our transfer agent. These shareholders do not have share certificates evidencing their ownership of ordinary shares. They are, however, provided with a statement reflecting the number of ordinary shares registered in their accounts.

●	If you hold registered ordinary shares in book-entry form, you do not need to take any action to receive your post- Reverse Share Split Class A ordinary shares in registered book-entry form.

●	If you are entitled to post-Reverse Share Split Class A ordinary shares, a transaction statement will automatically be sent to your address of record by our transfer agent as soon as practicable after the Effective Date indicating the number of ordinary shares that you hold.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this Proposal No. 2 except to the extent of their ownership of Class A ordinary shares and equity awards granted to them under our equity incentive plans.

Proposed Resolution

We are proposing to adopt the following resolution:

“RESOLVED, to approve a reverse share split of the Company’s Class A ordinary shares, without par value, and Class B ordinary shares, without par value, by a ratio in the range of one-for-twenty to one-for-thirty, to be determined by the Board of Directors, effective on a date to be determined by the Board of Directors.”

BOARD RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION

PROPOSAL THREE

AMENDMENT THE COMPANY’S AMENDED AND RESTATED ARTICLES OF ASSOCIATION

Background

Our shareholders are being asked to approve certain amendments to the Amended and Restated Articles of Association, as described below. The Amended and Restated Articles of Association, which include the amendments described in this Proposal No. 3, are attached to the Proxy Statement as Appendix B, which is marked to show proposed changes from the current Amended and Restated Articles of Association. The Board of Directors has reviewed the proposed amendments and has determined that they are in the best interests of the Company and its shareholders, as detailed below.

Reverse Share Split

The suggested amendments do not reflect the Reverse Share Split as described in Proposal No. 2 of this Proxy Statement and Appendix B does not include amendments to the Amended and Restated Articles of Association to reflect the Reverse Share Split. Amendments related to the Reverse Share Split, which are attached to the Proxy Statement as Appendix A, will only be included in the Amended and Restated Articles of Association if Proposal No. 2 is approved by shareholders, and if the Board of Directors determines to implement the Reverse Share Split and selects an exact ratio to do so. The form of amendment to the Amended and Restated Articles of Association reflecting the Reverse Share Split is set forth in Appendix A to this Proxy Statement, assuming a ratio of one-to-twenty five reverse share split ratio, which is the middle of the proposed range.

Summary of Proposed Changes

The following is a summary of the proposed amendments to the Amended and Restated Articles of Association, as provided in Appendix B.

Technical Changes

The suggested amendments reflect various technical or minor changes throughout the Amended and Restated Articles of Association, including but not limited to proposed changes in Article 7A(b)(i)(1) and Article 25.

Definition of Cause

The suggested amendments in Article 7A(j)(ii) are intended to add more clarity with respect to the considerations the Board of Directors must take into account when determining the existence of Cause (as defined in our Amended and Restated Articles of Association) in connection with the Company’s termination of a Company founder’s employment resulting in suspension of the Class B Ordinary Shares held by a founder and specifically when such a determination is made in subjective circumstances.

In cases of (a) willful act of material dishonesty by a Founder (as defined in our Amended and Restated Articles of Association) in connection with or related to such Founder’s employment, or (b) a material breach of the Founder’s employment agreement, a requirement was added that such willful act, material dishonesty or material breach would result, or would reasonably be expected to result, in material loss, damage or injury to the Company and its subsidiaries, their goodwill, business or reputation.

The Company believes that these changes clarify the circumstances under which Cause would be determined to occur and better track the original intent of the Amended and Restated Articles of Association.

Authorized Share Capital

The suggested deletion of Article 8(a)(iv) would conform the Amended and Restated Articles of Association with Israeli law, which does not allow a Company to reduce its share capital without court approval.

Powers of the Board of Directors

The suggested addition of new Article 35(b) would allow a general meeting of the Company’s shareholders to assume the powers of the Board of Directors in a specific matter and for a specific period which shall not exceed the time period required under the circumstances. Such suggested amendment is standard language in the articles of association of many Israeli companies.

The suggested deletion of the last clause in Article 35 is intended to remove the Board of Director’s power to set aside any amount(s) of the Company’s profit as a reserve. This paragraph is not required as a separate provision, in accordance with the Companies Law, since the Board of Directors has the general authority to approve dividends and distributions, and the authority to set aside amounts as reserves is embedded in the general authority to approve dividends.

Delegation of Board of Director’s Powers

The suggested amendment in Article 37(a) would remove the ability of a committee of the Board of Directors to delegate its powers to a single director, which is not customary for an Israeli company and is not recommended from a good corporate governance perspective.

Number of Persons to be Proposed to the Shareholders for Election as Directors

The suggested amendments in Article 39(c) would remove the ability of the Board of Directors to delegate to a committee of the Board of Directors the power to determine the number of persons to be proposed to the Company’s shareholders for election as directors at a general meeting of shareholders. As a result, the Board of Directors would have the power to determine the number of persons to be proposed to the shareholders for election as directors by the general meeting.

Shareholder Nominees for Director

The suggested amendments in Article 39(d) would allow the Board of Directors to determine whether a proposal request relating to an alternate nominee for election to the Board of Directors is appropriate, as required under the Companies Law, and is standard language in the articles of association of many Israeli companies.

Contested Elections

The suggested amendments to Article 39(e) would provide more discretion to the Board of Directors in connection with any contested election for director or directors of the Company, such that the Board of Directors would be able to determine what method of calculation of the votes to apply in cases of contested elections. Such suggested amendments have become more standard recently for many Israeli companies listed on Nasdaq, and are intended to provide more flexibility to allow use of voting methods such as a ‘universal proxy card’ in situations where the number of nominees exceeds the number of vacancies.

Quorum in Board Meeting

The suggested amendments to Article 45 are designed to ensure that at least one of the Company’s two co- founders participates in every Board of Directors meeting for as long as both co-founders are directors of the Company.

Indemnity of Office Holder

The suggested amendment to Article 64(ii) clarifies that an office holder will be entitled to indemnification if financial liability was imposed on him or her with respect to an offence that led to a monetary sanction. This amendment is consistent with the wording of the Companies Law.

Lock-up

The proposed deletion of Article 67 is intended to remove from the Amended and Restated Articles a lock-up provision that is no longer relevant due to its expiration.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve certain amendments to the Company’s Amended and Restated Articles of Association, as described in the Proxy Statement.”

Required Vote

See “How many votes are needed to approve each proposal?” above.

BOARD RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION

PROPOSAL FOUR

RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND
AUTHORIZATION OF THE BOARD OF DIRECTORS TO SET THE REMUNERATION OF THE
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Under the Companies Law, the shareholders of the Company are authorized to appoint the Company’s independent registered public accounting firm and to authorize the Board of Directors to determine the independent registered public accounting firm’s remuneration. The Nasdaq corporate governance rules require that the Company’s Audit Committee approve the re-appointment and remuneration of the independent registered public accounting firm.

At the Annual Meeting, shareholders will be asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (the “Firm”), as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and its service until the annual general meeting of shareholders to be held in 2024, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm. The Firm has served as the Company’s independent registered public accounting firm since 2015.

For information on the fees paid by the Company and its subsidiaries to the Firm in each of the previous two fiscal years, please see “Item 16C. Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 28, 2023.

Audit Committee Pre-Approval Policies and Procedures

Our Audit Committee provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee has adopted a pre-approval policy for the engagement of our independent public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent public accounting firm.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and its service until the annual general meeting of shareholders to be held in 2024, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the remuneration of the independent registered public accounting firm.”

BOARD RECOMMENDATION

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION

PRESENTATION OF THE 2023 FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to shareholders for receipt and consideration at the Annual Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2023, which are included in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2023, and the Company’s interim consolidated financial statements (unaudited) as of and for the six months ended June 30, 2023, which are included in the Company’s Report on Form 6-K filed with the SEC on August 29, 2023. Such financial statements are also accessible through the Company’s website at https://ree.auto or through the SEC’s website www.sec.gov.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those specified in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and in the best interest of the Company.

By Order of the Board of Directors

Arik Shteinberg
Chairman of the Board of Directors

September 21, 2023

Appendix A

5.	Authorized Share Capital.

The authorized share capital of the Company shall consist of (i) ~~1,000,000,000~~40,000,000 Class A Ordinary Shares, without par value (the “Class A Shares”) and (ii) ~~83,432,817~~3,337,313 Class B Ordinary Shares, without par value (the “Class B Shares”, and together with the Class A Shares, the “Shares”). The rights, powers and preferences of the Class A Shares and Class B Shares shall be as set forth in these Articles.

Appendix B

THE COMPANIES LAW, 1999

A LIMITED LIABILITY COMPANY

----------------

ARTICLES OF ASSOCIATION

OF

REE AUTOMOTIVE LTD.

As Adopted on _____, ~~2021~~2023

Preliminary

1.	Definitions; Interpretation.

(a)	In these Articles, the following terms (whether or not capitalized) shall bear the meanings set forth opposite them, respectively, unless the subject or context requires otherwise.

“Articles”	shall mean these Articles of Association, as amended from time to time.

“Board of Directors”	shall mean the Board of Directors of the Company.

“Chairperson”	shall mean the Chairperson of the Board of Directors, or the Chairperson of the General Meeting, as the context implies;

“Closing Date”	shall mean [●], 2021.

“Companies Law”	shall mean the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder. The Companies Law shall include reference to the Companies Ordinance (New Version), 5743-1983, of the State of Israel, to the extent in effect according to the provisions thereof.

“Company”	shall mean REE Automotive Ltd.

“Director(s)”	shall mean the member(s) of the Board of Directors holding office at a given time.

“Economic Competition Law”	shall mean the Israeli Economic Competition Law, 5758-1988 and the regulations promulgated thereunder.

“External Director(s)”	shall have the meaning provided for such term in the Companies Law.

“General Meeting”	shall mean an Annual General Meeting or Special General Meeting of the Shareholders (each as defined in Article 23 of these Articles), as the case may be.

“NIS”	shall mean New Israeli Shekels.

“Office”	shall mean the registered office of the Company at a given time.

“Office Holder” or “Officer”	shall have the meaning provided for such term in the Companies Law.

“Securities Law”	shall mean the Israeli Securities Law 5728-1968 and the regulations promulgated thereunder.

“Shareholder(s)”	shall mean the shareholder(s) of the Company, at a given time.

(b)	Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to these Articles in their entirety and not to any part hereof; all references herein to Articles or clauses shall be deemed references to Articles or clauses of these Articles; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any law (‘din’) as defined in the Interpretation Law, 5741-1981 and any applicable supranational, national, federal, state, local, or foreign statute or law and shall be deemed also to refer to all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; any reference to a business day or business days shall mean each calendar day other than any calendar day on which commercial banks in New York, New York or Tel-Aviv, Israel are authorized or required by applicable law to close; reference to a month or year means according to the Gregorian calendar; any reference to a “Person” shall mean any individual, partnership, corporation, limited liability company, association, estate, any political, governmental, regulatory or similar agency or body or other legal entity; and reference to “written” or “in writing” shall include written, printed, photocopied, typed, any electronic communication (including email, facsimile, signed electronically (in Adobe PDF, DocuSign or any other format)) or produced by any visible substitute for writing, or partly one and partly another, and signed shall be construed accordingly.

(c)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof.

(d)	The specific provisions of these Articles shall supersede the provisions of the Companies Law to the extent permitted thereunder.

Limited Liability

2.	The Company is a limited liability company and each Shareholder’s liability for the Company’s debts is therefore limited (in addition to any liabilities under any contract) to the payment of the full amount (par value (if any) and premium) such Shareholder was required to pay the Company for such Shareholder’s Shares (as defined below) and which amount has not yet been paid by such Shareholder.

Company’s Objectives

3.	Objectives.

The Company’s objectives are to carry on any business, and do any act, which is not prohibited by law.

4.	Donations.

The Company may donate a reasonable amount of money (in cash or in kind, including the Company’s securities) to worthy purposes, as the Board of Directors may determine in its discretion, even if such donations are not made on the basis or within the scope of business considerations of the Company.

Share Capital

5.	Authorized Share Capital.

The authorized share capital of the Company shall consist of (i) 1,000,000,000 Class A Ordinary Shares, without par value (the “Class A Shares”) and (ii) 83,432,817 Class B Ordinary Shares, without par value (the “Class B Shares”, and together with the Class A Shares, the “Shares”). The rights, powers and preferences of the Class A Shares and Class B Shares shall be as set forth in these Articles.

6.	Increase of Authorized Share Capital.

(a)	The Company may, from time to time, by a Shareholders’ resolution, whether or not all of the shares then authorized have been issued, and whether or not all of the shares theretofore issued have been called up for payment, increase its authorized share capital by increasing the number of shares it is authorized to issue by such amount, and such additional shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)	Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increase as aforesaid shall be subject to all of the provisions of these Articles that are applicable to shares that are included in the existing share capital.

7.	Special or Class Rights; Modification of Rights.

(a)	Subject to Section 7A(d) below, the Company may, from time to time, by a Shareholders’ resolution, provide for shares with such preferred or deferred rights or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution.

(b)	If at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or cancelled by the Company by a resolution of the General Meeting of the holders of all shares as one class, without any required separate resolution of any class of shares; provided, however, that any modification to the rights attached to the Class B Shares shall require approval of Shareholders holding 100% of the then issued Class B Shares.

(c)	The provisions of these Articles relating to General Meetings shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more Shareholders present in person or by proxy and holding not less than thirty-three and one-third percent (33⅓%) of the issued shares of such class, provided, however, that if such separate General Meeting of the holders of the particular class was initiated by and convened pursuant to a resolution adopted by the Board of Directors and which at the time of such meeting the Company is a “foreign private issuer” under U.S. securities laws, the requisite quorum at any such separate General Meeting shall be two or more Shareholders present in person or by proxy and holding not less than twenty five percent (25%) of the issued shares of such class; provided, however, that at all time the requisite quorum at any such separate General Meeting of the Class B Shares shall be Shareholders present in person or by proxy and holding not less than a majority of the issued shares of such class.

(d)	Unless otherwise provided by these Articles, an increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of a class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 7, to modify or derogate or cancel the rights attached to previously issued shares of such class or of any other class; provided, however, that the creation of a new class of shares with more than one vote per share shall be considered a modification of the Class B Shares.

7A.	Class B Shares.

Issuance

(a)	From and after the effective time of these Articles, additional Class B Shares may be issued only to, and registered in the name of, (i) Daniel Barel and Ahishay Sardes (each a “Founder” and, together, the “Founders”) and (ii) any Permitted Class B Owner.

Voting Power

(b)	Except as otherwise provided in these Articles or otherwise required by applicable law, each holder of Class A Shares shall be entitled to one (1) vote for each Class A Share held and each holder of Class B Shares shall be entitled to ten (10) votes for each Class B Share held, in each case, as of the applicable date on any matter whether the vote thereon is conducted by a show of hands, by written ballot, or by any other means. Notwithstanding anything herein to the contrary, in no event shall the aggregate voting power of a holder of Class B Shares exceed the maximum voting power permitted under applicable law without effecting a tender offer.

Suspension

All outstanding Class B Shares owned by a Founder shall (A) automatically and without further action on the part of the Company or any holder of Class B Shares, be suspended for no consideration and shall thereafter have no further voting power, and such shares shall not be re-instated by the Company in the event that all Class A Shares that are then held by such Founder and the Permitted Class B Owners of such Founder (including without limitation all Class A Shares that are the subject of vested or unvested options or other equity awards held by such Founder) represent less than 33% of the Base Class A Shares (as defined below) of such Founder; and (B) be subject to suspension by the Company (without consideration) on the date of the earliest to occur~~s~~ of (i), (ii) or (iii) below (the “Trigger Conditions”):

(i)

when both of the following cumulative conditions are met:

(1)	the earliest to occur of (a) such Founder’s employment as an officer of the Company being terminated not for Cause (as defined below), (b) such Founder resigns as an officer of the Company, or (c) due to death or Permanent Disability (as defined below), provided, however, in such event of death or Permanent Disability, such Founder’s Class B Shares shall be transferred automatically to the other Founder if the other Founder continues to hold Class B Shares at such time; AND

(2)	such Founder no longer serves as a member of the Board of Directors;

OR

(ii) ninety (90) days following the date on which such Founder’s employment as an officer of the Company is terminated for Cause; provided, however, that if, prior to the expiration of such ninety-day period, (a) the Board of Directors repeals its determination that such Founder was terminated for Cause or determines that the Cause had been cured, then the provisions of clause (i) above shall apply, or (b) such Founder commences legal proceedings with the competent judicial forum to determine that such determination by the Board of Directors of termination for Cause, was improper or incorrect, then such Founder shall retain its Class B Shares until the earlier of (y) the issuance of a final unappealable judgment confirming the determination of the Board of Directors and (z) the abandonment of such proceedings by the Founder;

OR

(iii) the tenth (10th) anniversary of the Closing Date.

Protective Provisions

(c)	The Company shall not, without the prior affirmative vote of 100% of the outstanding Class B Shares, voting as a separate class, in addition to any other vote required by applicable law or these Articles:

(i) directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of these Articles inconsistent with, or otherwise alter, any provision of these Articles that modifies the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Shares;

(ii) reclassify any outstanding Class A Shares into shares having the right to have more than one (1) vote for each share thereof, except as required by law;

(iii) issue any Class B Shares (other than (i) Class B Shares originally issued by the Company after the Closing Date pursuant to the exercise or conversion of options or warrants that, in each case, are outstanding as of the Closing Date and (ii) Class B Shares issued to a Founder simultaneously with each Class A Share issued to such Founder); or

(iv) authorize, or issue any shares of, any class or series of the Company’s share capital having the right to more than one (1) vote for each share thereof.

Transfer

(d)	Class B Shares may not be Transferred (as defined below) other than to a Permitted Class B Owner (a “Permitted Transfer”).

(e)	Any purported transfer of Class B Shares in violation of this Article 7A shall be null and void. If, notwithstanding the limitations set out in this ~~Section~~ Article 7A, a person shall voluntarily or involuntarily, purportedly become or attempt to become, the purported owner (the “Purported Owner”) of Class B Shares in violation of these limitations, then the Purported Owner shall not obtain any rights in and to such Class B Shares and the purported transfer shall not be recognized by the Company’s transfer agent.

(f)	Upon a determination by the Board of Directors that a person has attempted or is attempting to acquire Class B Shares, or has purportedly transferred or acquired Class B Shares, in each case in violation of the limitations set out in this Article 7A, the Board of Directors may take such action as it deems advisable to refuse to give effect to such attempted or purported transfer or acquisition on the books and records of the Company, including without limitation, to institute proceedings to enjoin any such attempted or purported transfer or acquisition, or reverse any entries or records reflecting such attempted or purported transfer or acquisition.

(g)	The Board of Directors shall have all powers necessary to implement the limitations set out in this ~~Section~~ Article -7A, including without limitation, the power to prohibit transfer of any Class B Shares in violation thereof.

(h)	All certificates or book-entries representing Class B Shares shall bear a legend substantially in the following form (or in such other form as the Board of Directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE][BOOK-ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE ARTICLES OF ASSOCIATION (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY AND SHALL BE PROVIDED FREE OF CHARGE TO ANY SHAREHOLDER MAKING A REQUEST THEREFOR).

No Other Rights

(i)	Except for the special voting rights set forth herein the Class B Shares shall not bestow upon the holder(s) thereof any other rights, preferences, or privileges under these Articles or otherwise.

Definitions

(j)	For purposes of this Article 7A:

(i) “Base Class A Shares” shall mean the number of Class A Shares held by such Founder and the Permitted Class B Owners of such Founder equal to (i) the number of issued and outstanding Class A Shares held by such Founder and the Permitted Class B Owners of such Founder as of immediately following the effective time of these Articles, plus (ii) all Class A Shares that are the subject of vested or unvested options or other equity awards held by such Founder as of immediately following the effective time of these Articles (“Founder Awards”), less (iii) any Class A Shares that are subject to Founder Awards held by such Founder that have performance-based vesting conditions that subsequently fail to vest.

(ii) A termination for “Cause” shall occur thirty (30) days after written notice by the Company to a Founder (based upon the unanimous decision of the Board of Directors, other than such Founder) of a termination for Cause if such Founder shall have failed to cure or remedy such matter, if curable, within such thirty (30) day period. In the event that the basis for Cause is not curable, then such thirty (30) day cure period shall not be required, and such termination shall be effective ten (10) days after the date the Company delivers notice of such termination for Cause. “Cause” shall mean the Company’s termination of a Founder’s employment with the Company or any of its subsidiaries as a result of: (i) fraud, embezzlement; (ii) ~~or~~ any willful act of material dishonesty by such Founder in connection with or relating to such Founder’s employment with the Company or any of its subsidiaries that results in or would reasonably be expected to result in material loss, damage or injury to the Company and its subsidiaries, their goodwill, business or reputation; (iii) theft or misappropriation of property, information or other assets by such Founder in connection with such Founder’s employment with the Company or any of its subsidiaries which results in or would reasonably be expected to result in or would reasonably be expected to result in material loss, damage or injury to the Company and its subsidiaries, their goodwill, business or reputation; (~~iii~~iv) such Founder’s conviction, guilty plea, no contest plea, or similar plea for any felony or any crime that results in or would reasonably be expected to result in material loss, damage or injury to the Company and its subsidiaries, their goodwill, business or reputation; (~~i~~v) such Founder’s use of alcohol or drugs while working that materially interferes with the ability of such Founder to perform such Founder’s material duties hereunder; (vi) such Founder’s material breach of a material Company policy, or material breach of a Company policy that results in or would reasonably be expected to result in material loss, damage or injury to the Company and its subsidiaries, their goodwill, business or reputation; or (vii) such Founder’s material breach of any of his obligations under the employment agreement between such Founder and the Company, as in effect from time to time (the “Founder Employment Agreement”) which results in or would reasonably be expected to result in material loss, damage or injury to the Company and its subsidiaries, their goodwill, business or reputation; provided, that, for clauses (i) – (vii) above, the Company delivers written notice to such Founder of the condition giving rise to Cause within ninety (90) days after its initial occurrence.

(iii) -“Permanent Disability” shall mean a permanent and total disability such that a Founder is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which would reasonably be expected to result in death within twelve (12) months or which has lasted or would reasonably be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner.

(iv) “Permitted Class B Owner” shall mean (i) entities, directly or indirectly, wholly-owned by (or in the case of a trust solely for the benefit of) a Founder, (ii) a spouse upon divorce, as required by settlement, order or decree, or as required by a domestic relations settlement, order or decree, and (iii) the other Founder solely upon the death or Permanent Disability of the other Founder; provided that in the case of subparagraphs (i) and (ii) the Founder retains the sole power to vote the Class B Shares held by such entity or spouse.

(v) “Transfer” of a Class B Share shall mean, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition, whether direct or indirect, of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, a transfer of a Class B Share to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise (other than proxy(ies), voting instruction(s) or voting agreement(s) solicited on behalf of the Board of Directors). Notwithstanding the foregoing, the pledge of Class B Shares by a shareholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such shareholder continues to exercise Voting Control over such pledged shares shall not constitute a Transfer within the meaning of this Article VIIA. A “Transfer” shall also be deemed to have occurred with respect to a Class B Share beneficially held by the transferor, if there occurs any act or circumstance that causes such transfer to not be a permitted hereunder.

(vi) “Voting Control” shall mean, with respect to a Class B Share, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

8.	Consolidation, Division, Cancellation and Reduction of Share Capital.

(a)	The Company may, from time to time, by or pursuant to an authorization of a Shareholders’ resolution, and subject to applicable law:

(i) consolidate all or any part of its issued or unissued authorized share capital;

(ii) divide or sub-divide its shares (issued or unissued) or any of them and the resolution whereby any share is divided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, in contrast to others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company may attach to unissued or new shares; or

(iii) cancel any authorized shares which, at the date of the adoption of such resolution, have not been issued to any person nor has the Company made any commitment, including a conditional commitment, to issue such shares, and reduce the amount of its share capital by the amount of the shares so canceled~~; or~~.

~~(iv)              reduce its share capital in any manner.~~

(b)	With respect to any consolidation of issued shares and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated;

(ii) issue, in contemplation of or subsequent to such consolidation or other action, shares sufficient to preclude or remove fractional share holdings;

~~(iii)             redeem such shares or fractional shares sufficient to preclude or remove fractional share holdings;~~

~~(iv)~~(iii) round up, round down or round to the nearest whole number, any fractional shares resulting from the consolidation or from any other action which may result in fractional shares; or

~~(v)~~(iv) cause the transfer of fractional shares by certain Shareholders of the Company to other Shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 8(b)(v).

(c)	If the Company in any manner subdivides, combines or reclassifies the outstanding shares of one class of Ordinary Shares, the outstanding shares of the other class of Ordinary Shares will be subdivided, combined or reclassified in the same manner; provided, however, that shares of one such class of Ordinary Shares may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent) of the holders of a majority of the outstanding Class A Shares and the holders of 100% of the Class B Shares, each voting separately as a class.

9.	Issuance of Share Certificates, Replacement of Lost Certificates.

(a)	To the extent that the Board of Directors determines that all shares shall be certificated or, if the Board of Directors does not so determine, to the extent that any Shareholder requests a share certificate or the Company’s transfer agent so requires, share certificates shall be issued under the corporate seal of the Company or its written, typed or stamped name and shall bear the signature of one Director, the Company’s Chief Executive Officer, or any person or persons authorized therefor by the Board of Directors. Signatures may be affixed in any mechanical or electronic form, as the Board of Directors may prescribe.

(b)	Subject to the provisions of Article 9(a), each Shareholder shall be entitled to one numbered certificate for all of the shares of any class registered in his or her name. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon. The Company (as determined by an officer of the Company to be designated by the Chief Executive Officer) shall not refuse a request by a Shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of such officer, unreasonable. Where a Shareholder has sold or transferred a portion of such Shareholder’s shares, such Shareholder shall be entitled to receive a certificate in respect of such Shareholder’s remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

(c)	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

(d)	A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

10.	Registered Holder.

Except as otherwise provided in these Articles or the Companies Law, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by the Companies Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.	Issuance and Repurchase of Shares.

(a)	The unissued shares from time to time shall be under the control of the Board of Directors (and, to the extent permitted by law, any Committee thereof), which shall have the power to issue or otherwise dispose of shares and of securities convertible or exercisable into or other rights to acquire from the Company to such persons, on such terms and conditions (including, inter alia, price, with or without premium, discount or commission, and terms relating to calls set forth in Article 13(f) hereof), and at such times, as the Board of Directors (or the Committee, as the case may be) deems fit, and the power to give to any person the option to acquire from the Company any shares or securities convertible or exercisable into or other rights to acquire from the Company on such terms and conditions (including, inter alia, price, with or without premium, discount or commission), during such time as the Board of Directors (or the Committee, as the case may be) deems fit; provided, however, that this Article 11(a) shall not apply to Class B Shares.

(b)	Other than with respect to the Class B Shares, the Company may at any time and from time to time, subject to the Companies Law, repurchase or finance the purchase of any shares or other securities issued by the Company, in such manner and under such terms as the Board of Directors shall determine, whether from any one or more Shareholders. Such purchase shall not be deemed as payment of dividends and as such, no Shareholder will have the right to require the Company to purchase his or her shares or offer to purchase shares from any other Shareholders.

12.	Payment in Installment.

If pursuant to the terms of issuance of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

13.	Calls on Shares.

(a)	The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon Shareholders in respect of any sum (including premium) which has not been paid up in respect of shares held by such Shareholders and which is not, pursuant to the terms of issuance of such shares or otherwise, payable at a fixed time, and each Shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such times may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b)	Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such shareholder, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.

(c)	If pursuant to the terms of issuance of a share or otherwise, an amount is made payable at a fixed time, such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 13, and the provision of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount or such installment (and the non-payment thereof).

(d)	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e)	Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f)	Upon the issuance of shares, the Board of Directors may provide for differences among the holders of such shares as to the amounts and times for payment of calls for payment in respect of such shares.

14.	Prepayment.

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of his or her shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 14 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

15.	Forfeiture and Surrender.

(a)	If any shareholder fails to pay an amount payable by virtue of a call, installment or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorneys’ fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

(b)	Upon the adoption of a resolution as to the forfeiture of a Shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may cancel such resolution of forfeiture, but no such cancellation shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)	Without derogating from Articles 51 and 55 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)	Any share forfeited or surrendered as provided herein, shall become the property of the Company as a dormant share, and the same, subject to the provisions of these Articles, may be sold, re-issued or otherwise disposed of as the Board of Directors deems fit.

(f)	Any person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 13(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce or collect the payment of such amounts, or any part thereof, as it shall deem fit. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the person in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g)	The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-issued or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 15.

16.	Lien.

(a)	Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his or her debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)	The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his or her executors or administrators.

(c)	The net proceeds of any such sale, after payment of the costs and expenses thereof or ancillary thereto, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder in respect of such share (whether or not the same have matured), and the remaining proceeds (if any) shall be paid to the shareholder, his or her executors, administrators or assigns.

17.	Sale After Forfeiture or Surrender or For Enforcement of Lien.

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his or her name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.	Redeemable Shares.

The Company may, subject to applicable law, issue redeemable shares or other securities and redeem the same upon terms and conditions to be set forth in a written agreement between the Company and the holder of such shares or in their terms of issuance.

Transfer of Shares

19.	Registration of Transfer.

No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer) has been submitted to the Company (or its transfer agent), together with any share certificate(s) and such other evidence of title as the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer may require. Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer, and may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the Nasdaq Stock Market or on any other stock exchange on which the Company’s shares are then listed for trading.

20.	Suspension of Registration.

The Board of Directors may, in its discretion to the extent it deems necessary, close the Register of Shareholders of registration of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Register of Shareholders is so closed.

Transmission of Shares

21.	Decedents’ Shares.

Upon the death of a Shareholder, the Company shall recognize the custodian or administrator of the estate or executor of the will, and in the absence of such, the lawful heirs of the Shareholder, as the only holders of the right for the shares of the deceased Shareholder, after receipt of evidence to the entitlement thereto, as determined by the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer.

22.	Receivers and Liquidators.

(a)	The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

(b)	Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate Shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a Shareholder or its properties, upon producing such evidence as the Board of Directors (or an officer of the Company to be designated by the Chief Executive Officer) may deem sufficient as to his or her authority to act in such capacity or under this Article, shall with the consent of the Board of Directors or an officer of the Company to be designated by the Chief Executive Officer (which the Board of Directors or such officer may grant or refuse in its absolute discretion), be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

General Meetings

23.	General Meetings.

(a)	An annual General Meeting (“Annual General Meeting”) shall be held at such time and at such place, either within or outside of the State of Israel, as may be determined by the Board of Directors.

(b)	All General Meetings other than Annual General Meetings shall be called “Special General Meetings”. The Board of Directors may, at its discretion, convene a Special General Meeting at such time and place, within or outside of the State of Israel, as may be determined by the Board of Directors.

(c)	If so determined by the Board of Directors, an Annual General Meeting or a Special General Meeting may be held through the use of any means of communication approved by the Board of Directors, provided all of the participating Shareholders can hear each other simultaneously. A resolution approved by use of means of communications as aforesaid, shall be deemed to be a resolution lawfully adopted at such general meeting and a Shareholder shall be deemed present in person at such general meeting if attending such meeting through the means of communication used at such meeting.

24.	Record Date for General Meeting.

Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the Shareholders entitled to notice of or to vote at any General Meeting or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or grant of any rights, or entitled to exercise any rights in respect of or to take or be the subject of any other action, the Board of Directors may fix a record date for the General Meeting, which shall not be more than the maximum period and not less than the minimum period permitted by law. A determination of Shareholders of record entitled to notice of or to vote at a General Meeting shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

25.	Shareholder Proposal Request.

(a)	Any Shareholder or Shareholders of the Company holding at least the required percentage under the Companies Law of the voting rights of the Company which entitles such Shareholder(s) to require the Company to include a matter on the agenda of a General Meeting (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of these Articles (including this Article 25) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, and received by the ~~Secretary~~ General Counsel (or, in the absence thereof, by the Chief Executive Officer of the Company). To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings, whether written or oral, between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

(b)	The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting, and (iii) as of the General Meeting, and any adjournment or postponement thereof.

(c)	The provisions of Articles 25(a) and 25(b) shall apply, mutatis mutandis, on any matter to be included on the agenda of a Special General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.

(d)	Notwithstanding anything to the contrary herein, this Article 25 may only be amended, replaced or suspended by a resolution adopted at a General Meeting by (i) so long as Class B Shares remain outstanding, a majority of the total voting power of the Shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least sixty-five percent (65%) of the total voting power of the Shareholders.

26.	Notice of General Meetings; Omission to Give Notice.

(a)	The Company is not required to give notice of a General Meeting, subject to any mandatory provision of the Companies Law.

(b)	The accidental omission to give notice of a General Meeting to any Shareholder, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting or any resolution adopted thereat.

(c)	No Shareholder present, in person or by proxy, at any time during a General Meeting shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such General Meeting on account of any defect in the notice of such meeting relating to the time or the place thereof, or any item acted upon at such meeting.

(d)	In addition to any places at which the Company may make available for review by Shareholders the full text of the proposed resolutions to be adopted at a General Meeting, as required by the Companies Law, the Company may add additional places for Shareholders to review such proposed resolutions, including an internet site.

Proceedings at General Meetings

27.	Quorum.

(a)	No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)	In the absence of contrary provisions in these Articles, the requisite quorum for any General Meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding shares conferring in the aggregate at least thirty-three and one-third percent (33⅓%) of the voting power of the Company, provided, however, that with respect to any General Meeting that was initiated by and convened pursuant to a resolution adopted by the Board of Directors and which at the time of such General Meeting the Company is a “foreign private issuer” under US securities laws, the requisite quorum shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding shares conferring in the aggregate at least twenty five percent (25%) of the voting power of the Company. For the purpose of determining the quorum present at a certain General Meeting, a proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder. Notwithstanding the foregoing, a quorum for any General Meeting shall also require the presence in person or by proxy of at least one shareholder holding Class B Shares if such shares are outstanding.

(c)	If within half an hour from the time appointed for the meeting a quorum is not present, then without any further notice the meeting shall be adjourned either (i) to the same day in the next week, at the same time and place, (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day and at such time and place as the Chairperson of the General Meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, if the original meeting was convened upon request under Section 63 of the Companies Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such request, shall constitute a quorum, but in any other case any shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum. Notwithstanding the foregoing, a quorum for any adjourned General Meeting shall also require the presence in person or by proxy of at least one shareholder holding Class B Shares if such shares are outstanding.

28.	Chairperson of General Meeting.

The Chairperson of the Board of Directors shall preside as Chairperson of every General Meeting of the Company. If at any meeting the Chairperson is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling or unable to act as Chairperson, any of the following may preside as Chairperson of the meeting (and in the following order): a Director designated by the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Secretary or any person designated by any of the foregoing. If at any such meeting none of the foregoing persons is present or all are unwilling or unable to act as Chairperson, the Shareholders present (in person or by proxy) shall choose a Shareholder or its proxy present at the meeting to be Chairperson. The office of Chairperson shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairperson to vote as a Shareholder or proxy of a Shareholder if, in fact, he is also a Shareholder or such proxy).

29.	Adoption of Resolutions at General Meetings.

(a)	Except as required by the Companies Law or these Articles, including, without limitation, Article 39 ~~below~~and Article 7, a resolution of the Shareholders shall be adopted if approved by the holders of a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting. Without limiting the generality of the foregoing, a resolution with respect to a matter or action for which the Companies Law prescribes a higher majority or pursuant to which a provision requiring a higher majority would have been deemed to have been incorporated into these Articles, but for which the Companies Law allows these Articles to provide otherwise (including, Sections 327 and 24 of the Companies Law), shall be adopted by a simple majority of the voting power represented at the General Meeting in person or by proxy and voting thereon, as one class, and disregarding abstentions from the count of the voting power present and voting.

(b)	Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairperson of the General Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairperson of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c)	A defect in convening or conducting a General Meeting other than with respect to the existence of a quorum, including a defect resulting from the non-fulfillment of any provision or condition set forth in the Companies Law or these Articles, including with regard to the manner of convening or conducting the General Meeting, shall not disqualify any resolution passed at the General Meeting and shall not affect the discussions or decisions which took place thereat.

(d)	A declaration by the Chairperson of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or rejected, and an entry to that effect in the minute book of the Company, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

30.	Power to Adjourn.

A General Meeting, the consideration of any matter on its agenda, or the resolution on any matter on its agenda, may be postponed or adjourned, from time to time and from place to place: (i) by the Chairperson of a General Meeting at which a quorum is present (and he shall do so if directed by the General Meeting, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment), but no business shall be transacted at any such adjourned meeting except business which might lawfully have been transacted at the meeting as originally called, or a matter on its agenda with respect to which no resolution was adopted at the meeting originally called; or (ii) by the Board of Directors (whether prior to or at a General Meeting); provided that the Board of Directors may only adjourn or postpone a meeting with the unanimous consent of all members of the Board of Directors.

31.	Voting Power.

Subject to the provisions of Article 32(a) and to any provision hereof conferring special rights as to voting, or restricting the right to vote:

(a)	except as otherwise provided in these Articles or otherwise required by the Companies Law, each Shareholder holding Class A Shares and Class B Shares shall at all times vote together as one class on all matters (including the election of directors); and.

(b)	each Shareholder of Class A Shares shall be entitled to one vote for each Class A Share held as of the applicable record date on any matter whether the vote thereon is conducted by a show of hands, by written ballot, or by any other means, and each Shareholder of Class B Shares shall be entitled to ten votes for each Class B Share held as of the applicable record date on any matter whether the vote thereon is conducted by a show of hands, by written ballot, or by any other means as shall be determined by the Board of Directors.

32.	Voting Rights.

(a)	No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls then payable by him or her in respect of his or her shares in the Company have been paid.

(b)	A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power, which the Shareholder could have exercised if it were an individual. Upon the request of the Chairperson of the General Meeting, written evidence of such authorization (in form acceptable to the Chairperson) shall be delivered to him or her.

(c)	Any Shareholder entitled to vote may vote either in person or by proxy (who need not be a Shareholder of the Company), or, if the Shareholder is a company or other corporate body, by representative authorized pursuant to Article (b) above.

(d)	If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Register of Shareholders.

(e)	If a Shareholder is a minor, under protection, bankrupt or legally incompetent, or in the case of a corporation, is in receivership or liquidation, it may, subject to all other provisions of these Articles and any documents or records required to be provided under these Articles, vote through his, her or its trustees, receiver, liquidator, natural guardian or another legal guardian, as the case may be, and the persons listed above may vote in person or by proxy.

Proxies

33.	Instrument of Appointment.

(a)	An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I		of
	(Name of Shareholder)		(Address of Shareholder)
Being a shareholder of REE Automotive Ltd. hereby appoints
of
	(Name of Proxy)		(Address of Proxy)
as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ___ day of _______, _______ and at any adjournment(s) thereof.

Signed this ____ day of ___________, ______.

(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors. Such proxy shall be duly signed by the appointor of such person's duly authorized attorney, or, if such appointor is company or other corporate body, in the manner in which it signs documents which binds it together with a certificate of an attorney with regard to the authority of the signatories.

(b)	Subject to the Companies Law, the original instrument appointing a proxy or a copy thereof certified by an attorney (and the power of attorney or other authority, if any, under which such instrument has been signed) shall be delivered to the Company (at its Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as notice of the meeting may specify) not less than forty eight (48) hours (or such shorter period as the notice shall specify) before the time fixed for such meeting. Notwithstanding the above, the Chairperson shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the General Meeting to which the document relates.

34.	Effect of Death of Appointor of Transfer of Share and or Revocation of Appointment.

(a)	A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing Shareholder (or of his or her attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairperson of such meeting prior to such vote being cast.

(b)	Subject to the Companies Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairperson, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairperson of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

Board of Directors

35.	Powers of the Board of Directors.

(a)	The Board of Directors may exercise all such powers and do all such acts and things as the Board of Directors is authorized by law or as the Company is authorized to exercise and do and are not hereby or by law required to be exercised or done by the General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b)	The General Meeting shall be allowed to assume the powers of the Board of Directors for a specific matter and a specific time period which shall not exceed the time period required under the circumstances.

~~(a)~~	~~Without limiting the generality of the foregoing, the Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.~~

36.	Exercise of Powers of the Board of Directors.

(a)	A meeting of the Board of Directors at which a quorum is present in accordance with Article 45 shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors.

(b)	Unless otherwise set forth herein, a resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present, entitled to vote and voting thereon when such resolution is put to a vote.

(c)	The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in writing or in any other manner permitted by the Companies Law.

37.	Delegation of Powers.

(a)	The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees (in these Articles referred to as a “Committee of the Board of Directors”, or “Committee”), each consisting of one or more persons who are Directors, and it may from time to time revoke such delegation or alter the composition of any such Committee. Any Committee so formed shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors, subject to applicable law. No regulation imposed by the Board of Directors on any Committee and no resolution of the Board of Directors shall invalidate any prior act done or pursuant to a resolution by the Committee which would have been valid if such regulation or resolution of the Board of Directors had not been adopted. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, to the extent not superseded by any regulations adopted by the Board of Directors. Unless otherwise expressly prohibited by the Board of Directors, in delegating powers to a Committee of the Board of Directors, such Committee shall be empowered to further delegate such powers to a sub-committee of Directors ~~or to an individual Director~~.

(b)	The Board of Directors may from time to time appoint a Secretary to the Company, as well as Officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and compensation, of all such persons.

(c)	The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purposes(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him or her.

38.	Number of Directors.

(a)	The Board of Directors shall consist of such number of Directors (not less than three (3) nor more than eleven (11), including the External Directors, if any were elected) as may be fixed from time to time by resolution of the General Meeting.

(b)	Notwithstanding anything to the contrary herein, this Article 38 may only be amended or replaced by a resolution adopted at a General Meeting by (i) so long as Class B Shares remain outstanding, a majority of the total voting power of the Shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least sixty-five percent (65%) of the total voting power of the Shareholders.

39.	Election and Removal of Directors.

(a)	The Directors, including the External Directors (if any were elected), shall be elected by a resolution adopted at the General Meeting at which they are subject to election. A Director may only be removed by resolution adopted at a General Meeting.

(b)	At each Annual General Meeting, commencing with the Annual General Meeting to be held in 2022, each Nominee or Alternate Nominee elected at such Annual General Meeting to serve as a Director whose term shall have expired or who shall have been removed from office at such Annual General Meeting shall be elected to hold office until the Annual General Meeting next succeeding his or her election, unless removed earlier by resolution adopted at a General Meeting, and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(c)	Prior to every General Meeting of the Company at which Directors are to be elected, and subject to clauses (a) and (g) of this Article, the Board of Directors ~~(or a Committee thereof)~~ shall select, by a resolution adopted by a majority of the Board of Directors ~~(or such Committee),~~ a number of Persons to be proposed to the Shareholders for election as Directors at such General Meeting (the “Nominees”).

(d)	Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(d), Article 25 and applicable law. Unless otherwise determined by the Board of Directors, ~~A~~ a Proposal Request relating to an Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an Annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings during the past three (3) years, and any other material relationships, between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials and on the Company’s proxy card relating to the General Meeting, if provided or published, and that he or she, if elected, consents to serve on the Board of Directors and to be named in the Company’s disclosures and filings; (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the SEC); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and, if applicable, External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder(s) and each Alternate Nominee shall promptly provide any other information reasonably requested by the Company, including a duly completed director and officer questionnaire, in such form as may be provided by the Company, with respect to each Alternate Nominee. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder or Alternate Nominee pursuant to this Article 39(d) and Article 25, and the Proposing Shareholder and Alternate Nominee shall be responsible for the accuracy and completeness thereof.

(e)	The Nominees or Alternate Nominees shall be elected by a resolution adopted at the General Meeting at which they are subject to election. Notwithstanding Articles 26(a) and 26(c), in the event of a Contested Election, the method of calculation of the votes and the manner in which the resolutions will be presented to the General Meeting shall be determined by the Board of Directors in its sole and absolute discretion. The Board of Directors may consider, among other things, the following methods: (i) election of competing slates of Director nominees (determined in a manner approved by the Board of Directors) by a majority of the voting power represented at the General Meeting in person or by proxy and voting on such competing slates, (ii) election of individual Directors by a plurality of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors (which shall mean that the nominees receiving the largest number of “for” votes will be elected in such Contested Election), (iii) election of each nominee by a majority of the voting power represented at the General Meeting in person or by proxy and voting on the election of Directors, provided that if the number of such nominees exceeds the number of Directors to be elected, then as among such nominees the election shall be by plurality of the voting power as described above, and (iv) such other method of voting as the Board of Directors deems appropriate, including use of a “universal proxy card” listing all Nominees and Alternate Nominees by the Company. For the purposes of these Articles, election of Directors at a General Meeting shall be considered a “Contested Election” if the aggregate number of Nominees and Alternate Nominees at such meeting exceeds the total number of Directors to be elected at such meeting, with the determination thereof being made by the General Counsel of the Company (or, in the absence thereof, by the Chief Executive Officer of the Company).

(f)	Notwithstanding anything to the contrary herein, this Article 39 and Article 42(e) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by (i) so long as any Class B Shares remain outstanding, a majority of the total voting power of the Shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least sixty-five percent (65%) of the total voting power of the Shares.

(g)	Notwithstanding anything to the contrary in these Articles, the election, qualification, removal or dismissal of External Directors, if so elected, shall be only in accordance with the applicable provisions set forth in the Companies Law.

40.	Commencement of Directorship.

Without derogating from Article 39, the term of office of a Director shall commence as of the date of his or her appointment or election, or on a later date if so specified in his or her appointment or election.

41.	Continuing Directors in the Event of Vacancies.

The Board of Directors (and, if so determined by the Board of Directors, the General Meeting) may at any time and from time to time appoint any person as a Director to fill a vacancy (whether such vacancy is due to a Director no longer serving or due to the number of Directors serving being less than the maximum number stated in Article 38 hereof). In the event of one or more such vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, provided, however, that if the number of Directors serving is less than the minimum number provided for pursuant to Article 38 hereof, they may only act in an emergency or to fill the office of a Director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 38 hereof, or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies. The office of a Director that was appointed by the Board of Directors to fill any vacancy shall only be for the remaining period of time during which the Director whose service has ended was filled would have held office. Notwithstanding anything to the contrary herein, this Article 41 may only be amended, replaced or suspended by a resolution adopted at a General Meeting by (i) so long as any Class B Shares remain outstanding, a majority of the total voting power of the Shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least sixty-five percent (65%) of the total voting power of the Shareholders.

42.	Vacation of Office.

The office of a Director shall be vacated and he shall be dismissed or removed:

(a)	ipso facto, upon his or her death;

(b)	if he or she is prevented by applicable law from serving as a Director;

(c)	if the Board of Directors determines that due to his or her mental or physical state he or she is unable to serve as a director;

(d)	if his or her directorship expires pursuant to these Articles and/or applicable law;

(e)	by a resolution adopted at a General Meeting by (i) so long as any Class B Shares remain outstanding, a majority of the total voting power of the Shareholders and (ii) if no Class B Shares remain outstanding, a supermajority of at least sixty-five percent (65%) of the total voting power of the Shares (with such removal becoming effective on the date fixed in such resolution);

(f)	by his or her written resignation, such resignation becoming effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later; or

(g)	with respect to an External Director, if so elected, and notwithstanding anything to the contrary herein, only pursuant to applicable law.

43.	Conflict of Interests; Approval of Related Party Transactions.

(a)	Subject to the provisions of applicable law and these Articles, no Director shall be disqualified by virtue of his or her office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his or her interest, as well as any material fact or document, must be disclosed by him or her at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his or her interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors after the acquisition of his or her interest.

(b)	Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board of Directors or a Committee of the Board of Directors (subject in each case to Nasdaq listing requirements). Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions.

Proceedings of the Board of Directors

44.	Meetings.

(a)	The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Board of Directors thinks fit.

(b)	A meeting of the Board of Directors shall be convened by the Secretary upon instruction of the Chairperson or upon a request of at least two Directors which is submitted to the Chairperson or in any event that such meeting is required by the provisions of the Companies Law. In the event that the Chairperson does not instruct the Secretary to convene a meeting upon a request of at least two (2) Directors within seven (7) days of such request, then such two Directors may convene a meeting of the Board of Directors. Any meeting of the Board of Directors shall be convened upon not less than two (2) days' notice, unless such notice is waived in writing by all of the Directors as to a particular meeting or by their attendance at such meeting or unless the matters to be discussed at such meeting are of such urgency and importance that notice is reasonably determined by the Chairperson as ought to be waived or shortened under the circumstances.

(c)	Notice of any such meeting shall be given orally, by telephone, in writing or by mail, facsimile, email or such other means of delivery of notices as the Company may apply, from time to time.

(d)	Notwithstanding anything to the contrary herein, failure to deliver notice to a Director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid. Without derogating from the foregoing, no Director present at any time during a meeting of the Board of Directors shall be entitled to seek the cancellation or invalidation of any proceedings or resolutions adopted at such meeting on account of any defect in the notice of such meeting relating to the date, time or the place thereof or the convening of the meeting.

45.	Quorum.

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by any means of communication of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting provided for that for as long as at least two (2) holders of Class B Shares are represented as directors on the Board of Directors (“Class B Directors”) the presence of at least one (1) of the two Class B Directors in person or by any means of communication shall be required in order to constitute a quorum except where all Class B Directors have waived such requirement in writing with respect to a specific meeting of the Board of Directors. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by any means of communication on the condition that all participating Directors can hear each other simultaneously) when the meeting proceeds to business. If within thirty (30) minutes from the time appointed for a meeting of the Board of Directors a quorum is not present, the meeting shall stand adjourned at the same place and time forty-eight (48) hours thereafter unless the Chairperson has determined that there is such urgency and importance that a shorter period is required under the circumstances. If an adjourned meeting is convened in accordance with the foregoing and a quorum is not present within thirty (30) minutes of the announced time, the requisite quorum at such adjourned meeting shall be, any two (2) Directors, if the number of then serving directors is up to five (5), and any three (3) Directors, if the number of then serving directors is more than five (5), in each case who are lawfully entitled to participate in the meeting and who are present at such adjourned meeting (provided that in no event shall a quorum exist where to the extent that the Class B Directors condition described above is not met). At an adjourned meeting of the Board of Directors the only matters to be considered shall be those matters which might have been lawfully considered at the meeting of the Board of Directors originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the meeting of the Board of Directors originally called.

46.	Chairperson of the Board of Directors.

The Board of Directors shall, from time to time, elect one of its members to be the Chairperson of the Board of Directors, remove such Chairperson from office and appoint in his or her place. The Chairperson of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairperson, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Directors present shall choose one of the Directors present at the meeting to be the Chairperson of such meeting. The office of Chairperson of the Board of Directors shall not, by itself, entitle the holder to a second or casting vote.

47.	Validity of Acts Despite Defects.

All acts done or transacted at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification, except if the defect was a failure to meet the required quorum, in which case, said act shall not be valid.

Chief Executive Officer

48.	Chief Executive Officer.

The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer of the Company who shall have the powers and authorities set forth in the Companies Law, and may confer upon such person(s), and from time to time modify or revoke, such titles and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to any additional approvals required under, and the provisions of, the Companies Law and of any contract between any such person and the Company) fix their salaries and compensation, remove or dismiss them from office and appoint another or others in his, her or their place or places.

Minutes

49.	Minutes.

Any minutes of the General Meeting or the Board of Directors or any Committee thereof, if purporting to be signed by the Chairperson of the General Meeting, the Board of Directors or a Committee thereof, as the case may be, or by the Chairperson of the next succeeding General Meeting, meeting of the Board of Directors or meeting of a Committee, as the case may be, shall constitute prima facie evidence of the matters recorded therein.

Dividends

50.	Declaration of Dividends.

The Board of Directors may from time to time declare, and cause the Company to pay dividends as permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto. Notwithstanding the foregoing, no dividends shall be declared or paid with respect to the Class B Shares.

51.	Amount Payable by Way of Dividends.

Subject to the provisions of these Articles and subject to the rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, any dividend paid by the Company shall be allocated among the Shareholders (not in default in payment of any sum referred to in Article 13 hereof) entitled thereto on a pari passu basis in proportion to their respective holdings of the issued and outstanding Shares in respect of which such dividends are being paid.

52.	Interest.

No dividend shall carry interest as against the Company.

53.	Payment in Specie.

If so declared by the Board of Directors, a dividend declared in accordance with Article 50 may be paid, in whole or in part, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or other securities of the Company or of any other companies, or in any combination thereof, in each case, the fair value of which shall be determined by the Board of Directors in good faith.

54.	Implementation of Powers.

The Board of Directors may settle, as it deems fit, any difficulty arising with regard to the distribution of dividends, bonus shares or otherwise, and in particular, to issue certificates for fractions of shares and sell such fractions of shares in order to pay their consideration to those entitled thereto, or to set the value for the distribution of certain assets and to determine that cash payments shall be paid to the Shareholders on the basis of such value, or that fractions whose value is less than NIS 0.01 shall not be taken into account. The Board of Directors may instruct to pay cash or convey these certain assets to a trustee in favor of those people who are entitled to a dividend, as the Board of Directors shall deem appropriate.

55.	Deductions from Dividends.

The Board of Directors may deduct from any dividend or other moneys payable to any Shareholder in respect of a share any and all sums of money then payable by him or her to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

56.	Retention of Dividends.

(a)	The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)	The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22, entitled to become a Shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

57.	Unclaimed Dividends.

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of one (1) year (or such other period determined by the Board of Directors) from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company, provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company. The principal (and only the principal) of any unclaimed dividend of such other moneys shall be if claimed, paid to a person entitled thereto.

58.	Mechanics of Payment.

Any dividend or other moneys payable in cash in respect of a share, less the tax required to be withheld pursuant to applicable law, may, as determined by the Board of Directors in its sole discretion, be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such Persons or his or her bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 21 or 22 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct, or in any other manner the Board of Directors deems appropriate. Every such check or warrant or other method of payment shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the Person entitled to the money represented thereby.

Accounts

59.	Books of Account.

The Company's books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as explicitly conferred by law or authorized by the Board of Directors. The Company shall make copies of its annual financial statements available for inspection by the shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to the Shareholders.

60.	Auditors.

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders in General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors (with right of delegation to a Committee thereof or to management) to fix such remuneration subject to such criteria or standards, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s). The General Meeting may, if so recommended by the Board of Directors, appoint the auditors for a period that may extend until the third Annual General Meeting after the Annual General Meeting in which the auditors were appointed.

61.	Fiscal Year.

The fiscal year of the Company shall be the 12 months period ending on December 31 of each calendar year.

Supplementary Registers

62.	Supplementary Registers.

Subject to and in accordance with the provisions of Sections 138 and 139 of the Companies Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

Exemption, Indemnity and Insurance

63.	Insurance.

Subject to the provisions of the Companies Law with regard to such matters, the Company may enter into a contract for the insurance of the liability, in whole or in part, of any of its Office Holders imposed on such Office Holder due to an act performed by or an omission of the Office Holder in the Office Holder’s capacity as an Office Holder of the Company arising from any matter permitted by law, including the following:

(a)	a breach of duty of care to the Company or to any other person;

(b)	a breach of his or her duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to assume that act that resulted in such breach would not prejudice the interests of the Company;

(c)	a financial liability imposed on such Office Holder in favor of any other person; and

(d)	any other event, occurrence, matters or circumstances under any law with respect to which the Company may, or will be able to, insure an Office Holder, and to the extent such law requires the inclusion of a provision permitting such insurance in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Securities Law, if and to the extent applicable, and Section 50P of the Economic Competition Law).

64.	Indemnity.

(a)	Subject to the provisions of the Companies Law, the Company may retroactively indemnify an Office Holder of the Company to the maximum extent permitted under applicable law, including with respect to the following liabilities and expenses, provided that such liabilities or expenses were imposed on such Office Holder or incurred by such Office Holder due to an act performed by or an omission of the Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

(i) a financial liability imposed on an Office Holder in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court;

(ii) reasonable litigation expenses, including legal fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, or in connection with a financial sanction, provided that (1) no indictment (as defined in the Companies Law) was filed against such Office Holder as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in relation to a monetary sanction;

(iii) reasonable litigation costs, including legal fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings filed against the Office Holder by the Company or in its name or by any other person or in a criminal charge in respect of which the Office Holder was acquitted or in a criminal charge in respect of which the Office Holder was convicted for an offence which did not require proof of criminal intent; and

(iv) any other event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify an Office Holder, and to the extent such law requires the inclusion of a provision permitting such indemnity in these Articles, then such provision is deemed to be included and incorporated herein by reference (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law, if and to the extent applicable, and Section 50P(b)(2) of the RTP Law).

(b)	Subject to the provisions of the Companies Law, the Company may undertake to indemnify an Office Holder, in advance, with respect to those liabilities and expenses described in the following Articles:

(i) Sub-Article 64(a)(i) to 64(a)(iv); and

(ii) Sub-Article 64(a)(i), provided that:

(1) the undertaking to indemnify is limited to such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made and for such amounts or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances; and

(2) the undertaking to indemnify shall set forth such events which the Directors shall deem to be foreseeable in light of the operations of the Company at the time that the undertaking to indemnify is made, and the amounts and/or criterion which the Directors may, at the time of the giving of such undertaking to indemnify, deem to be reasonable under the circumstances.

65.	Exemption.

Subject to the provisions of the Companies Law, the Company may, to the maximum extent permitted by law, exempt and release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care.

66.	General.

(a)	Any amendment to the Companies Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified, insured or exempt pursuant to Articles 63 to 65 and any amendments to Articles 63 to 65 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify, insure or exempt an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

(b)	The provisions of Articles 63 to 65 (i) shall apply to the maximum extent permitted by law (including, the Companies Law, the Securities Law and the Economic Competition Law); and (ii) are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification (whether in advance or retroactively) and/or exemption, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

~~Lock –Up~~

~~67.~~	~~Lock-Up.~~

~~Notwithstanding anything to the contrary herein, and subject only to the exceptions set forth in Article 68 and the Amended and Restated Investors’ Rights Agreement, dated February 3, 2021, other than with the written consent of the Company, each Shareholder as of immediately prior to the time these Articles have become effective (but after giving effect to the stock split as contemplated pursuant to the Agreement and Plan of Merger, dated as of February 3, 2021, by and among the Company, Spark Merger Sub Inc. and 10X Capital Venture Acquisition Corp. (such time, the “Lock-Up Effective Time,” and each such Shareholder, a “Locked-Up Shareholder”) shall not be entitled to Transfer any Shares held by such Locked-Up Shareholder (“Locked-Up Shares”) or any instruments exercisable or exchangeable for, or convertible into, such Locked-Up Shares, in each case until a date that is one hundred and eighty (180) days following the Lock-Up Effective Time (the “Lock-Up Period”). For purposes of this Article 67 and Article 68 “Transfer” shall mean, directly or indirectly, the (x) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act of 1934, as amended, with respect to the Locked-Up Shares, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, the Locked-Up Shares, whether any such transaction is to be settled by delivery of such Locked-Up Shares, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clause (x) or (y).~~

~~68.~~67.	Permitted Transfers.

Each Locked-Up Shareholder and its Permitted Transferees may Transfer the Locked-up Shares during the Lock-up Period (a) if such Locked-Up Shareholder is an individual, (i) to an immediate family member, a charitable organization or a trust or other entity formed for estate planning purposes for the benefit of an immediate family member, (ii) by will, testamentary document, intestacy or by virtue of laws of descent and distribution upon the death of such Locked-Up Shareholder, or (iii) pursuant to a qualified domestic relations order or in connection with a divorce settlement or any related court order, (b) if such Locked-Up Shareholder is corporation, limited liability company, partnership, trust or other entity, to any shareholder, member, partner or trust beneficiary as part of a distribution, or to any corporation, partnership or other entity that is an affiliate (as defined in Rule 405 of the Securities Act of 1933, as amended) of such Locked-Up Shareholder, (c) in the event of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, (d) consolidation, merger or other similar transaction in which the Company is the surviving entity that results in the directors and officers of the Company as of immediately prior to such consolidation, merger or other similar transaction ceasing to comprise a majority of the Company’s board of directors (in the case of directors) or management (in the case of officers) of the surviving entity, (e) if such Shares were acquired by such Locked-Up Shareholder in open market transactions following the date hereof, (f) to the Company in connection with the “net” or “cashless” exercise of options or other rights to purchase Ordinary Shares held by such Locked-Up Shareholder in satisfaction of any tax withholding or exercise price obligations through cashless surrender or otherwise; provided that any Ordinary Shares issued upon exercise of such option or other rights shall remain subject to the terms of these Articles; or (g) in connection with the conversion or reclassification of the outstanding preferred shares held by such Locked-Up Shareholder into Ordinary Shares in connection with the closing of the Merger; provided that any such Ordinary Shares received upon such conversion or reclassification shall remain subject to the provisions of these Articles; provided, however, that, in the case of clauses (a) and (b), such transferees shall enter into a written agreement with the Company agreeing to be bound by the transfer restrictions set forth herein; and provided further with respect to clauses (a) and (b), that any such transfer shall not involve a disposition for value..

Notwithstanding anything to the contrary herein, each Locked-Up Shareholder may enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act (a “Rule 10b5-1 Plan”) after the date of these Articles relating to the sale of such Locked-Up Shareholder’s Shares, provided that the securities subject to such plan may not be transferred until after the expiration of the Lock-Up Period; provided further, that no filing by the undersigned, the Company or any other person under the Exchange Act or other public announcement in connection with the establishment or existence of such plan shall be required or shall be made voluntarily prior to the expiration of the Lock-Up Period.

For the purposes of this Article 68 (i) “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin; and (ii) “Permitted Transferees” shall mean with respect to any Locked-Up Shareholder any other entity which controls, is controlled by, or is under common control with, such Locked-Up Shareholder, and as to any Locked-Up Shareholder which is a partnership, its partners and affiliated partnerships managed by the same management company or managing general partner or by an entity which controls, is controlled by, or is under common control with, such management company or managing general partner.

Such Locked-Up Shareholder will be subject to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of such Locked-Up Shareholder’s Shares except in compliance with the foregoing restrictions.

Winding Up

~~69.~~68.	Winding Up.

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the number of issued and outstanding shares held by each Shareholder. Notwithstanding the foregoing, the Class B shares shall not be entitled to any distribution hereunder.

Notices

~~70.~~69.	Notices.

(a)	Any written notice or other document may be served by the Company upon any Shareholder either personally, by facsimile, email or other electronic transmission, or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder at his or her address as described in the Register of Shareholders or such other address as the Shareholder may have designated in writing for the receipt of notices and other documents.

(b)	Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company, by facsimile transmission, or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.

(c)	Any such notice or other document shall be deemed to have been served:

(i) in the case of mailing, forty-eight (48) hours after it has been posted, or when actually received by the addressee if sooner than forty-eight hours after it has been posted, or

(ii) in the case of overnight air courier, on the next business day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner than three business days after it has been sent;

(iii) in the case of personal delivery, when actually tendered in person, to such addressee;

(iv) in the case of facsimile, email or other electronic transmission, on the first business day (during normal business hours in place of addressee) on which the sender receives automatic electronic confirmation by the addressee’s facsimile machine that such notice was received by the addressee or delivery confirmation from the addressee’s email or other communication server.

(d)	If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 7070.

(e)	All notices to be given to the Shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to the holders of such share.

(f)	Any Shareholder whose address is not described in the Register of Shareholders, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(g)	Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, which is published, within the time otherwise required for giving notice of such meeting, in either or several of the following manners (as applicable) shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel:

(i) if the Company’s shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States, publication of notice of a General Meeting pursuant to a report or a schedule filed with, or furnished to, the SEC pursuant to the Securities Exchange Act of 1934, as amended; and/or

(ii) on the Company’s internet site.

(h)	The mailing or publication date and the record date and/or date of the meeting (as applicable) shall be counted among the days comprising any notice period under the Companies Law and the regulations thereunder.

Amendment

~~71.~~70.	Amendment.

Any amendment of these Articles shall require the approval of the General Meeting of shareholders in accordance with these Articles.

Forum for Adjudication of Disputes

~~72.~~71.	Forum for Adjudication of Disputes.

(a) Unless the Company consents in writing to the selection of an alternative forum, with respect to any causes of action arising under the U.S. Securities Act of 1933, as amended, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended; and (b) unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to these provisions.

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